Form 10-K, Exhibit 13
period 1998-06-27
PERICOM SEMICONDUCTOR CORP
filed 1998-09-23
CIK 1001426

                                                                    EXHIBIT 13.1

                             FINANCIAL HIGHLIGHTS

       (Dollar and share amounts in thousands, except per share amounts)

                                                                                 FISCAL YEAR ENDED JUNE 30,
                                                                ---------------------------------------------------------
                                                                       1997                 1998              CHANGE
                                                                -------------------  ------------------  ----------------
For the year:
     Net revenues                                                           $33,166             $49,198             48.3%
     Operating income                                                         2,004               7,055            252.0%
     Net income                                                               1,578               5,164            227.2%

Earnings per share:
     Basic                                                                  $  0.73             $  0.73              ---
     Diluted                                                                   0.22                0.55            150.0%

At year-end:
     Cash and short-term investments                                        $ 9,566             $25,831            170.0%
     Total assets                                                            23,581              47,401            101.0%
     Shareholders' equity                                                    16,795              38,611            129.9%
     Book value per share                                                      2.30                4.10             78.3%

Shares used in computing earnings per share:
     Basic                                                                    2,165               7,083            227.2%
     Diluted                                                                  7,316               9,412             28.6%

                            SELECTED FINANCIAL DATA

The following selected financial data of the Company is qualified by reference to and should be read in conjunction with the Financial Statements, including the Notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The Statement of Income Data for each of the years in the three-year period ended June 30, 1998 and the Balance Sheet Data as of June 30, 1997 and 1998 are derived from, and are qualified by reference to, the Financial Statements which are incorporated by reference from the Company's 1998 Annual Report to Shareholders, which have been audited by Deloitte & Touche LLP, independent accountants, whose report with respect thereto is incorporated by reference from the Company's 1998 Annual Report to Shareholders. The Statement of Income Data for the years ended June 30, 1994 and 1995 and the Balance Sheet Data as of June 30, 1994, 1995 and 1996 are derived from audited financial statements not included herein.

                                                                             FISCAL YEAR ENDED JUNE 30,
                                                          -------------------------------------------------------------------
                                                              1994           1995          1996          1997        1998
                                                          ------------  ------------  ------------  ------------  -----------
                                                                       (in thousands, except per share data)
STATEMENT OF INCOME DATA:

Net revenues                                                $18,886        $22,732       $41,174        $33,166     $49,198
Cost of revenues                                             11,008         12,873        22,797         20,986      29,285
                                                       --------------------------------------------------------------------
     Gross profit                                             7,878          9,859        18,377         12,180      19,913
Operating expenses:
     Research and development                                 2,303          2,942         4,414          4,187       5,065
     Selling, general and administrative                      3,143          4,038         6,471          5,989       7,793
                                                       --------------------------------------------------------------------
          Total operating expenses                            5,446          6,980        10,885         10,176      12,858
                                                       --------------------------------------------------------------------
Income from operations                                        2,432          2,879         7,492          2,004       7,055
Other income (expense), net                                     106            144           (50)           351         738
                                                       --------------------------------------------------------------------
Income before income taxes                                    2,538          3,023         7,442          2,355       7,793
Provision (credit) for income taxes                              (6)           982         2,732            777       2,629
                                                       --------------------------------------------------------------------
Net income                                                  $ 2,544        $ 2,041       $ 4,710        $ 1,578     $ 5,164
                                                       ====================================================================
Basic earnings per share                                    $  1.28        $  0.97       $  2.19        $  0.73     $  0.73
                                                       ====================================================================
Diluted earnings per share                                  $  0.37        $  0.28       $  0.63        $  0.22     $  0.55
                                                       ====================================================================
Shares used in computing basic earnings per share (1)         1,986          2,096         2,149          2,165       7,083
                                                       ====================================================================
Shares used in computing diluted earnings per share (1)       6,920          7,199         7,493          7,316       9,412
                                                       ====================================================================


                                                                                       AS OF JUNE 30,
                                                          -------------------------------------------------------------------
                                                              1994           1995          1996          1997        1998
                                                          ------------  ------------  ------------  ------------  -----------
                                                                                       (in thousands)

BALANCE SHEET DATA:

Working capital                                             $ 6,625        $ 7,999       $12,145        $12,984     $32,751
Total assets                                                 10,054         14,483        19,820         23,581      47,401
Long-term obligations                                           ---            ---           ---            ---         ---
Shareholders' equity                                          8,294         10,352        15,095         16,795      38,611

(1) See Note 1 of Notes to Financial Statements for an explanation of the method used to determine the number of shares used in computing basic and diluted earnings per share.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

This Annual Report to Shareholders includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology. Although the Company believes that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. The Company's future financial condition and results of operations, as well as any forward-looking statements, are subject to risks and uncertainties, including but not limited to the factors set forth in the Company's Form 10-K under the heading "Factors That May Affect Future Results" and elsewhere in this report. All forward-looking statements and reasons why results may differ included in this Annual Report are made as of the date hereof, and the Company assumes no obligation to update any such forward-looking statement or reason why actual results may differ.

OVERVIEW

The Company, founded in June 1990, designs, develops and markets high-performance interface ICs for the transfer, routing and timing of signals within electronic systems. The Company's first volume sales occurred in fiscal 1993 and consisted exclusively of 5-volt 8-bit interface logic circuits. The Company expanded its product offering by introducing 3.3-volt 16-bit logic circuits and 8-bit digital switches in fiscal 1994; clock generators, 3.3-volt clock synthesizers and buffers, and high-speed interface products for the networking industry in fiscal 1995; 32-bit logic, 16-bit digital switches and Pentium, 56K modem and laser printer clock synthesizers in fiscal 1996; an analog switch family, mixed-voltage logic, a family of clock generators and a FastEthernet transceiver in fiscal 1997; and a family of low voltage ALVCH logic, clock devices for Pentium and Pentium II mobile computers, a complete solution for the PC100 memory module standard and a 3.3-volt bus switch family offering the fastest bus switches on the market in fiscal 1998.

The Company completed its first profitable fiscal year on June 30, 1993 and has been profitable in each of its last twenty-two quarters. Beginning late in calendar 1995 the Company experienced a significant decrease in the selling prices of many of its products, which had a material adverse effect on the Company's net revenues and overall gross margins. This decrease in selling prices was attributable primarily to a significant downward trend in pricing experienced in the semiconductor industry and by the Company and was not fully offset by cost reductions. The decrease in net revenues and gross margins in fiscal 1997 was also attributable to reduced sales to two customers, Apple Computer, Inc. ("Apple") and American Computer & Digital Components, Inc. ("ACDC"), which had previously accounted for substantial sales of certain of the Company's higher margin products. In addition, in the fourth quarter of fiscal 1997, the Company made significant shipments to Harris under a private label resale program, which had lower gross margins. Net revenues and gross margins improved in fiscal 1998 as the Company experienced increased sales volume in all of its product families, and in particular the Company's SiliconSwitch product line, as the Company added to its existing customer base and was able to reduce product costs in excess of the decrease in average selling prices in addition to introducing new products at higher gross margins. The Company's operating results are influenced by a wide variety of factors that could materially and adversely affect net revenues and results of operations. See "Risk Factors -- Limited Operating History; Potential Fluctuations in Operating Results."

As is typical in the semiconductor industry, the Company expects selling prices for its products to decline over the life of each product. The Company's ability to increase net revenues is highly dependent upon its ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities sufficient to compensate for the anticipated declines in selling prices of existing products. The Company seeks to increase unit sales volume through increased wafer fabrication capacity allocations from its existing foundries, qualification of new foundries, increased number of die per wafer through die size reductions and improved yields of good die through the implementation of advanced process technologies, but there can be no assurance that the Company will be successful in these efforts. In fiscal 1996, 1997 and 1998, approximately 90% of the wafers for the Company's semiconductor products were manufactured by Chartered. The Company qualified AMS as a wafer supplier in fiscal 1991, NJRC in fiscal 1995, TSMC in fiscal 1997 and LG in 1998.

Declining selling prices will adversely affect gross margins unless the Company is able to offset such declines with the sale of new higher margin products or achieve commensurate reductions in unit costs. The Company seeks to improve its overall gross margin through the development and introduction of selected new products that the Company believes will ultimately achieve higher gross margins. A higher gross margin for a new product is typically not achieved until some period after the initial introduction of the product -- after start-up expenses for that product have been incurred and once volume production begins. In general, costs are higher at the introduction of a new product due to the use of a more generalized design schematic, lower economies of scale in the assembly phase and lower die yield. The Company's ability to decrease unit cost depends on its ability to shrink the die sizes of its products, improve yields, obtain favorable subcontractor pricing, and make in-house test and assembly operations more productive and efficient. There can be no assurance that these efforts, even if successful, will be sufficient to offset declining selling prices.

Revenue from product sales is recognized upon shipment. Estimated costs for exchanges, returns, price protection and other concessions are accrued in the period that sales are recognized. Although the Company believes that, to date, it has provided adequate allowances for exchanges, returns, price protection and other concessions, and, to date, actual amounts incurred have not differed materially from the allowances, there can be no assurance that actual amounts incurred will not exceed the Company's allowances, particularly in connection with the introduction of new products, enhancements to existing products or price reductions.


RESULTS OF OPERATIONS

The following table sets forth certain statement of income data as a percentage of net revenues for the periods indicated.

                                                                                      Fiscal Year Ended
                                                                                          June 30,
                                                                         1996                 1997               1998
                                                                --------------------    ----------------   ---------------
Net revenues                                                                   100.0%              100.0%            100.0%
Cost of revenues                                                                55.4                63.3              59.5
                                                                ----------------------------------------------------------
     Gross Margin                                                               44.6                36.7              40.5
Operating expenses:
     Research and development                                                   10.7                12.6              10.3
     Selling, general and administrative                                        15.7                18.1              15.9
                                                                ----------------------------------------------------------
          Total operating expenses                                              26.4                30.7              26.2
                                                                ----------------------------------------------------------
Income from operations                                                          18.2                 6.0              14.3
Other income (expense), net                                                     (0.1)                1.1               1.5
                                                                ----------------------------------------------------------
Income before income taxes                                                      18.1                 7.1              15.8
Provision for income taxes                                                       6.6                 2.3               5.3
                                                                ----------------------------------------------------------
Net income                                                                      11.5%                4.8%             10.5%
                                                                ==========================================================


COMPARISON OF FISCAL 1996, 1997 AND 1998

NET REVENUES. Net revenues increased 48% from $33.2 million in fiscal 1997 to $49.2 million in fiscal 1998. The increase in net revenues was attributable to increased sales volume in all of the Company's product families, and in particular the Company's SiliconSwitch product line. Net revenues decreased 19% from $41.2 million in fiscal 1996 to $33.2 million in fiscal 1997. This decrease was primarily attributable to the significant downward trend in pricing experienced by the semiconductor industry and the Company in late fiscal 1996 through fiscal 1997. A 30% increase in the number of units shipped in fiscal 1997 compared to fiscal 1996 was not sufficient to offset a 36% decline in selling prices experienced by the Company in fiscal 1997. In addition, sales to two of the Company's principal customers decreased significantly in fiscal 1997. Apple, which accounted for 20% of the Company's net revenues in fiscal 1996, curtailed a number of programs and, as a result, significantly reduced its purchases of the Company's products. ACDC, a chip module supplier which accounted for 8% of the Company's net revenues in fiscal 1996, experienced a downturn in its business and reduced its purchases of integrated circuits from a number of suppliers, including the Company. ACDC has not purchased any products from the Company since the fourth quarter of fiscal 1996.

GROSS PROFIT. Gross profit increased 63% from $12.2 million in fiscal 1997 to $19.9 million in fiscal 1998. Gross margin increased from 36.7% in fiscal 1997 to 40.5% in fiscal 1998. The increase in gross margin resulted from cost reductions in excess of decreases in the average selling prices in the Company's various product lines and the introduction of new products at higher gross margins. Cost reductions were achieved in each of the Company's product lines through reduced wafer costs, lower per unit assembly and test costs, and increased die per wafer resulting from reduced design geometries. Gross profit decreased 34% from $18.4 million in fiscal 1996 to $12.2 million in fiscal 1997. Gross margin decreased from 44.6% in fiscal 1996 to 36.7% in fiscal 1997. These decreases were primarily the result of the significant downward trend in pricing experienced by the semiconductor industry and the Company in late fiscal 1996 through fiscal 1997 that was not fully offset by cost reductions, as well as the significant decrease in high-margin sales to Apple and ACDC and significant shipments in fiscal 1997 of the Company's products to Harris under a private label resale program which had lower margins.

RESEARCH AND DEVELOPMENT. Research and development expenses increased 21.0% from $4.2 million in fiscal 1997 to $5.1 million in fiscal 1998 but decreased as a percentage of net revenues from 12.6% to 10.3%. The increased research and development spending was attributable to development costs for new products in each of the Company's product lines, expansion of the Company's engineering staff and increased mask expense, as the Company continued its commitment to new product development. Research and development expenses decreased 5% from $4.4 million in fiscal 1996 to $4.2 million in fiscal 1997 but increased as a percentage of net revenues from 10.7% in fiscal 1996 to 12.6% in fiscal 1997. The decrease in research and development expense was due primarily to reduced legal expenses associated with patent and other intellectual property rights and reduced mask expenses. Research and development expenses increased as a percentage of net revenues from fiscal 1996 to fiscal 1997 due to the decrease in net revenues in that period, as well as the Company's commitment to continued product development efforts.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased 30% from $6.0 million in fiscal 1997 to $7.8 million in fiscal 1998 but decreased as a percentage of net revenue from 18.1% to 15.9%. The increase in expense was attributable to increased staffing levels, particularly in sales and marketing, as well as increased commission expense due to higher sales levels. Selling, general and administrative expenses decreased 7% from $6.5 million in fiscal 1996 to $6.0 million in fiscal 1997, but increased as a percentage of net revenues from 15.7% in fiscal 1996 to 18.1% in fiscal 1997 due to the lower net revenues recorded in fiscal 1997. The decrease in expenses was primarily due to reduced commissions resulting from lower net revenues in fiscal 1997 compared to fiscal 1996. The Company anticipates that selling, general and administrative expenses will increase in future periods due to increased staffing levels, commission expenses and increased legal and accounting expenses associated with public reporting obligations.

OTHER INCOME (EXPENSE), NET. Other income (expense), net includes interest income and expense and the Company's allocated portion of net losses of Pericom Technology, Inc. ("PTI"), a British Virgin Islands corporation based in Shanghai, People's Republic of China. PTI was formed by Pericom and certain Pericom shareholders in 1994 to develop and market semiconductors in China and certain other Asian countries. See Note 4 of Notes to Financial Statements. Other income (expense), net increased from income of $351,000 in fiscal 1997 to $738,000 in fiscal 1998. Interest income increased from $431,000 in fiscal 1997 to $1.1 million in fiscal 1998 as a result of the Company's investment of the net proceeds from its initial public offering. The increased interest income in fiscal 1998 was partially offset by an increase of $265,000 in the Company's share of the net losses of PTI. Other income (expense), net increased from an expense of $50,000 in fiscal 1996 to income of $351,000 in fiscal 1997 due to interest earned on cash balances in fiscal 1997 and the fact that fiscal 1996 included a one-time write-off of $382,000 of costs associated with the Company's proposed initial public offering that was not consummated.

PROVISION FOR INCOME TAXES. The provision for income taxes was $2,732,000, $777,000 and $2,629,000 in fiscal 1996, 1997 and 1998, respectively. In each of these fiscal years, the provision for income taxes differed from the federal statutory rate primarily due to state income taxes and the utilization of research and development tax credits.

LIQUIDITY AND CAPITAL RESOURCES

Prior to the Company's initial public offering in October 1997, the Company used proceeds from the private sale of equity securities, bank borrowings and internal cash flow to support its operations, acquire capital equipment and finance inventory and accounts receivable growth. Operating activities provided approximately $4.9 million in cash in fiscal 1996, $2.9 million in fiscal 1997, and $3.5 million in fiscal 1998.

Net cash used for investing activities was $1.4 million, $2.0 million and $20.9 million in fiscal 1996, 1997 and 1998, respectively. The Company made capital expenditures of approximately $1.4 million, $2.0 million and $2.9 million in fiscal 1996, 1997, and 1998, respectively. The Company expects to spend approximately $2.6 million to acquire capital equipment, primarily for research and development and testing, in fiscal 1999. The Company used proceeds from its initial public offering to purchase short-term investments of $17.1 million in fiscal 1998.

As of June 30, 1998, the Company's principal source of liquidity included cash, cash equivalents and short-term investments of approximately $25.8 million. The Company believes that cash generated from operations and existing cash balances will be sufficient to fund necessary purchases of capital equipment and to provide working capital at least through the next 12 months. However, there can be no assurance that future events will not require the Company to seek additional capital sooner or, if so required, that adequate capital will be available at all or on terms acceptable to the Company.

MARKET RISK DISCLOSURE

At June 30, 1998, the Company's investment portfolio consisted of fixed income securities, excluding those classified as cash equivalents, of $17 million (see
Note 1 of Notes to Financial Statements). These securities are subject to interest rate risk and will decline in value if market interest rates increase. For example, if market interest rates were to increase immediately and uniformly by 10% from levels as of June 30, 1998, the decline in the fair value of the portfolio would not have a material effect on the Company's results of operations over the next fiscal year.

YEAR 2000 DISCLOSURE

The approach of the year 2000 may present potentially serious information systems problems for many companies because many of today's existing computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year and therefore, may be unable to distinguish 1900 from the year 2000. This could cause a system failure or miscalculations causing disruptions to operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company relies upon products and information from critical suppliers, large customers and other outside parties, in the normal course of business, whose software programs are also subject to this problem. In response to this, the Company is in the process of inquiring of strategic vendors and large customers to determine the extent to which the Company may be vulnerable to these third parties' failure to adequately remedy any Year 2000 issues. The Company has spent and will continue to spend an appropriate level of resources to address this issue on a timely basis. There can be no assurance that the critical Year 2000-deficient software applications of the parties on which the Company depends will be converted on a timely basis or not converted to systems which are incompatible with the Company's systems.

The Company began the installation of an enterprise wide EDP system that was required to meet Pericom's business needs in late fiscal 1997. The enterprise wide system purchased by the Company includes many important functional improvements necessary for Pericom to be a competitive semiconductor manufacturing company and is year 2000 compliant. The Company has not allocated a portion of the total project cost to the Year 2000 issue. The Company believes that the incremental cost associated with Year 2000 compliance is not material, as this feature is included in the enterprise wide system purchased by the Company to satisfy business needs. The Company believes that substantially all of its systems, including the new enterprise wide system, are Year 2000 compliant.

The Company currently believes that is has no significant exposure to contingencies directly related to the Year 2000 issue for products it has sold or will sell in the future.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Pericom Semiconductor Corporation:

We have audited the accompanying balance sheets of Pericom Semiconductor Corporation as of June 30, 1997 and 1998, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Pericom Semiconductor Corporation at June 30, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

San Jose, California
July 23, 1998

                       PERICOM SEMICONDUCTOR CORPORATION

                                BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                         JUNE 30,
                                                                   --------------------
                                                                     1997       1998
                                                                   ---------  ---------
                                ASSETS
Current assets:
  Cash and equivalents                                               $ 9,566    $ 8,773
  Short-term investments                                                 ---     17,058
  Accounts receivable:
     Trade (net of allowances of $1,198 and $1,559)                    3,227      5,437
     Related party                                                        99        ---
     Other                                                                20        193
  Inventories                                                          6,182      8,917
  Prepaid expenses and other current assets                              149        153
  Deferred income taxes                                                  339        510
                                                                   --------------------
         Total current assets                                         19,582     41,041
Property and equipment--net                                            3,422      5,121
Investment in and advances to joint venture                              545      1,046
Other assets                                                              32        193
                                                                   --------------------
         Total                                                       $23,581    $47,401
                                                                   ====================

      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                   $ 4,984    $ 6,117
  Accrued liabilities                                                  1,203      1,855
  Income taxes payable                                                   411        318
                                                                   --------------------
         Total current liabilities                                     6,598      8,290
Commitments and contingencies (Notes 8 and 9)
Deferred income taxes                                                    188        500
Shareholders' equity:
  Convertible preferred stock, no par value;
     20,000,000 shares authorized:
     Series A, 5,200,000 shares designated and outstanding             2,588        ---
     Series B, 4,000,000 shares designated; 2,150,000 shares
        outstanding                                                    2,137        ---
     Series C, 1,875,000 shares designated and outstanding             2,992        ---
  Preferred stock, 5,000,000 shares authorized; none
       issued and outstanding                                            ---        ---
  Common stock, 30,000,000 shares authorized;
       shares outstanding: 1997, 2,345,951; 1998, 9,286,399              201     24,570
  Retained earnings                                                    8,877     14,041
                                                                   --------------------
         Total shareholders' equity                                   16,795     38,611
                                                                   --------------------
         Total                                                       $23,581    $47,401
                                                                   ====================


                       See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION

                              STATEMENTS OF INCOME

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       Years Ended June 30,
                                                          -------------------------------------------
                                                              1996          1997            1998
                                                          -----------  -------------  ---------------

Net revenues                                                   $41,174        $33,166         $49,198
Cost of revenues                                                22,797         20,986          29,285
                                                          -------------------------------------------
     Gross profit                                               18,377         12,180          19,913
Operating expenses:
     Research and development                                    4,414          4,187           5,065
     Selling, general and administrative                         6,471          5,989           7,793
                                                          -------------------------------------------
         Total                                                  10,885         10,176          12,858
                                                          -------------------------------------------
Income from operations                                           7,492          2,004           7,055
Equity in net loss of joint venture                                (70)           (80)           (345)
Interest income                                                    402            431           1,083
Other expense                                                     (382)           ---             ---
                                                          -------------------------------------------
Income before income taxes                                       7,442          2,355           7,793
Provision  for income taxes                                      2,732            777           2,629
                                                          -------------------------------------------
Net income                                                     $ 4,710        $ 1,578         $ 5,164
                                                          ===========================================
Basic earnings per share                                         $2.19          $0.73           $0.73
                                                          ===========================================
Diluted earnings per share                                       $0.63          $0.22           $0.55
                                                          ===========================================
Shares used in computing basic earnings per share                2,149          2,165           7,083
                                                          ===========================================
Shares used in computing diluted earnings per share              7,493          7,316           9,412
                                                          ===========================================

                       See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)



                                                    PREFERRED STOCK            COMMON STOCK                        TOTAL
                                                ------------------------  -----------------------   RETAINED   SHAREHOLDERS'
                                                  SHARES       AMOUNT       SHARES       AMOUNT     EARNINGS      EQUITY
                                                ----------  ------------  -----------  ----------  ----------  -------------

BALANCES, July 1, 1995                              9,225       $ 7,717         2,119     $    46     $ 2,589        $10,352
Exercise of employee stock options                    ---           ---            46          33         ---             33
Net income                                            ---           ---           ---         ---       4,710          4,710
                                              ------------------------------------------------------------------------------
BALANCES, June 30, 1996                             9,225         7,717         2,165          79       7,299         15,095
Exercise of employee stock options                    ---           ---           181         122         ---            122
Net income                                            ---           ---           ---         ---       1,578          1,578
                                              ------------------------------------------------------------------------------
BALANCES, June 30, 1997                             9,225         7,717         2,346         201       8,877         16,795
Initial public offering of common stock, net
 of issuance costs of $740                            ---           ---         2,000      16,000         ---         16,000
Conversion of preferred stock to common stock      (9,225)       (7,717)        4,612       7,717         ---            ---
Issuance of common stock under employee stock
 plans                                                ---           ---           328         495         ---            495
Tax benefit resulting from stock option               ---           ---           ---         157         ---            157
 transactions
Net income                                            ---           ---           ---         ---       5,164          5,164
                                              ------------------------------------------------------------------------------
BALANCES, June 30, 1998                               ---       $   ---         9,286     $24,570     $14,041        $38,611
                                              ==============================================================================


                    See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                               Years Ended June 30,
                                                                    ---------------------------------------
                                                                        1996         1997          1998
                                                                    -----------  -----------  -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                               $ 4,710      $ 1,578      $  5,164
Adjustments to reconcile net income to net cash provided by
 (used for) operating activities:
  Depreciation and amortization                                              698          966         1,144
  Loss on disposal of assets                                                 ---          ---            10
  Equity in net loss of joint venture                                         70           80           345
  Deferred income taxes                                                      (97)         130           141
  Changes in assets and liabilities:
     Accounts receivable                                                   1,287       (1,423)       (2,284)
     Inventories                                                          (2,050)        (713)       (2,735)
     Prepaid expenses and other current assets                                18          (67)           (4)
     Accounts payable                                                        533        1,701         1,133
     Accrued liabilities                                                     306         (107)          652
     Income taxes payable                                                   (600)         706           (93)
                                                                    ---------------------------------------
         Net cash provided by operating activities                         4,875        2,851         3,473
                                                                    ---------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment                                     (1,384)      (2,001)       (2,857)
  Purchase of short-term investments                                         ---          ---       (17,058)
  (Increase) decrease in other assets                                       (165)          56          (260)
  Advances to joint venture                                                  122          (25)         (747)
  Proceeds from sale of property and equipment                               ---            7             4
                                                                    ---------------------------------------
        Net cash used for investing activities                            (1,427)      (1,963)      (20,918)
                                                                    ---------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale of common stock                                                        33          122        16,652
                                                                    ---------------------------------------
        Net cash provided by financing activities                             33          122        16,652
                                                                    ---------------------------------------
NET INCREASE (DECREASE) IN CASH AND
 EQUIVALENTS                                                               3,481        1,010          (793)
CASH AND EQUIVALENTS:
  Beginning of period                                                      5,075        8,556         9,566
                                                                    ---------------------------------------
  End of period                                                          $ 8,556      $ 9,566      $  8,773
                                                                    =======================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
 Cash paid during the period for:
  Income taxes                                                           $ 3,429      $    50      $  2,381
                                                                    =======================================

                       See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                FISCAL YEARS ENDED JUNE 30, 1996, 1997 AND 1998


1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Pericom Semiconductor Corporation (the "Company") was incorporated in June 1990. The Company designs, manufactures and markets high performance digital, analog and mixed-signal integrated circuits for the personal computer, servers, peripherals and networking markets.

FINANCIAL STATEMENT ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS -- The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. The recorded carrying amounts of the Company's cash and cash equivalents approximate their fair market value.

SHORT-TERM INVESTMENTS The Company's policy is to invest in short-term instruments with investment grade credit ratings. Generally, such investments have contractual maturities of up to three years. The Company classifies its short-term investments as "available-for-sale" securities and the cost of securities sold is based on the specific identification method. As of June 30, 1998 there were no significant differences between the fair market value and the underlying cost of such investments. At June 30, 1998 short-term investments consisted of the following:

                                                          GROSS                 GROSS
                                     AMORTIZED          UNREALIZED           UNREALIZED             MARKET
                                        COST              GAINS                LOSSES               VALUE
                                ------------------  ------------------  ---------------------  ----------------

    Corporate bonds and notes          $ 9,380,000                 ---                    ---       $ 9,380,000
    U.S. government securities           6,378,000                 ---                    ---         6,378,000
    Certificates of deposit              1,300,000                 ---                    ---         1,300,000
                                -------------------------------------------------------------------------------
                                       $17,058,000                 ---                    ---       $17,058,000
                                ===============================================================================

INVENTORIES are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT are stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of three to five years.

INVESTMENT IN JOINT VENTURE is accounted for using the equity method (see Note
4).

LONG-LIVED ASSETS -- The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's policy is to review the recoverability of all intangible assets based upon undiscounted cash flows on an annual basis at a minimum, and in addition, whenever events or changes indicate that the carrying amount of an asset may not be recoverable.

INCOME TAXES -- The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to recording deferred taxes.

STOCK-BASED COMPENSATION -- The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

REVENUE RECOGNITION -- Revenue from product sales is recognized upon shipment. Estimated costs for sales returns, price protection, stock rotation and other allowances are accrued in the period that sales are recognized. Domestic distributors are permitted a return allowance of 10% of their net purchases every six months. Revenue from design services, included in net revenues, is recognized on the completion of project milestones set forth in the related agreements.

FISCAL PERIOD -- The Company's fiscal years in the accompanying financial statements have been shown as ending on June 30. Fiscal years 1996, 1997 and 1998 ended on June 29, 1996, June 28, 1997 and June 27, 1998, respectively, and each included 52 weeks.

CONCENTRATION OF CREDIT RISK AND CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES -- The Company sells its products primarily to large organizations and generally does not require its customers to provide collateral or other security to support accounts receivable. The Company maintains allowances for estimated bad debt losses.

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position or results of operations: advances and trends in new technologies; competitive pressures in the form of new products or price reductions on current products; changes in product mix; changes in the overall demand for products and services offered by the Company; changes in customer relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; risks associated with changes in domestic and international economic and/or political conditions or regulations; availability of necessary components; and the Company's ability to attract and retain employees necessary to support its growth.

RECENTLY ISSUED ACCOUNTING STANDARDS -- In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," which requires an enterprise to report, by major components and as a single total, the change in net assets during the period from nonowner sources; and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The Company has not yet determined its reporting segments. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

EARNINGS PER SHARE The Company has computed earnings per share in accordance with SFAS No. 128, "Earnings Per Share," (SFAS 128) and all periods presented have been restated to conform with SFAS 128. Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Basic and diluted earnings per share for each of the three years in the period ended June 30, 1998 are as follows:

                                                                                     YEARS ENDED JUNE 30,
                                                                          -------------------------------------------
                                                                              1996           1997           1998
                                                                          -------------  -------------  -------------
         Net income                                                             $4,710         $1,578         $5,164
                                                                        =============================================
         Computation of common shares outstanding - basic
         earnings per share:
               Common stock                                                      2,149          2,165          7,083
                                                                        =============================================

         Basic earnings per share                                               $ 2.19         $ 0.73         $ 0.73
                                                                        =============================================

         Computation of common shares outstanding - diluted
         earnings per share:
               Common stock                                                      2,149          2,165          7,083
               Preferred shares                                                  4,612          4,612          1,572
               Dilutive options using the treasury stock method                    724            539            757
               Warrants                                                              8            ---            ---
                                                                        --------------------------------------------

         Shares used in computing diluted earnings per share                     7,493          7,316          9,412
                                                                        ============================================
         Diluted earnings per share                                             $ 0.63         $ 0.22         $ 0.55
                                                                        ============================================

Options to purchase 571,553 and 224,000 shares of Common Stock at prices ranging from $2.40 to $3.80 and $8.13 to $9.63 were outstanding as of June 30, 1997 and 1998, respectively, but not included in the computation of diluted net income per share because the options' exercise prices were greater that the average market price of the common shares as of such dates and therefore, would be anti-dilutive under the treasury stock method. There were no anti-dilutive options at June 30, 1996.

2. INVENTORIES

Inventories consist of (in thousands):

                                                               AS OF JUNE 30,
                                                       -----------------------------
                                                             1997           1998
                                                       ---------------  ------------
         Finished goods                                         $1,327        $1,752
         Work-in-process                                         3,659         5,671
         Raw materials                                           1,196         1,494
                                                       -----------------------------
                                                                $6,182        $8,917
                                                       =============================

3. PROPERTY AND EQUIPMENT

Property and equipment consist of (in thousands):

                                                                                         AS OF JUNE 30,
                                                                               --------------------------------
                                                                                      1997            1998
                                                                               ----------------  ---------------

         Machinery and equipment                                                      $ 3,195          $ 4,336
         Computer equipment and software                                                1,844            2,101
         Furniture and fixtures                                                           322              332
         Leasehold improvements                                                            80              137
         Construction-in-progress                                                         544            1,881
                                                                               --------------------------------
         Total                                                                          5,985            8,787
         Accumulated depreciation and amortization                                     (2,563)          (3,666)
                                                                               --------------------------------
         Property and equipment  net                                                  $ 3,422          $ 5,121
                                                                               ================================

Construction-in-progress represents implementation costs of an enterprise-wide EDP system that is not in use.

4. INVESTMENT IN JOINT VENTURE

In fiscal 1994, the Company purchased 1,500,000 shares of Series A Convertible Preferred Stock issued by Pericom Technology, Inc. ("PTI") for $750,000 (an 18.4% equity investment). Such preferred stock is convertible at the option of the Company into 1,500,000 shares of PTI common stock, does not bear dividends, has a liquidation preference up to the purchase price and votes based on the number of common shares into which it is convertible. PTI was incorporated in 1994 and in 1995 established a design center and sales office to pursue opportunities and participate in joint ventures in China. The investment in PTI is accounted for using the equity method due to the Company's significant influence over its operations. In addition, several of the directors of the Company are also directors of PTI, and certain shareholders of the Company are also shareholders of PTI. During the years ended June 30, 1996, 1997 and 1998, the Company sold $24,000, $39,000 and $61,000, respectively, in services to PTI. During the fiscal year ended June 30, 1998 the Company purchased $61,000 in services from PTI. At June 30, 1997 and 1998, $99,000 and $846,000, respectively, was owed to the Company by PTI for reimbursement of certain administrative expenses incurred by the Company on behalf of PTI and for advances made to PTI by the Company. Condensed financial information of the joint venture at June 30, 1998 is as follows (in thousands):

         Total assets                                                               $ 1,645
         Total liabilities                                                              847
         Total equity                                                                   798

         Expenses                                                                     1,216
                                                                           -----------------

         Operating loss                                                              (1,214)
         Interest income                                                                 15
                                                                           -----------------

         Net loss                                                                   $(1,199)
                                                                           =================

The Company's investment in preferred stock of PTI has a liquidation preference of approximately $200,000 at June 30, 1998. This carrying value of the PTI investment at June 30, 1997 is greater than the 18.4% equity interest consistent with the Company's liquidation preference.

5. ACCRUED LIABILITIES

Accrued liabilities consist of (in thousands):

                                                                                   AS OF JUNE 30,
                                                                           -----------------------------
                                                                                 1997          1998
                                                                           --------------  -------------
         Accrued compensation                                                     $  591         $1,059
         External sales representative commissions                                   310            636
         Other accrued expenses                                                      302            160
                                                                           -----------------------------
                                                                                  $1,203         $1,855
                                                                           =============================


6. SHAREHOLDERS' EQUITY

In October 1997, the Company completed an initial public offering of 2,000,000 shares of its common stock (selling shareholders sold an additional 500,000 shares in the offering) at a price of $9.00 per share. Concurrent with the offering, 9,225,000 shares of convertible preferred stock were converted, at a 2-for-1 ratio, into 4,612,000 shares of common stock.

PREFERRED STOCK

The number of shares of preferred stock authorized to be issued is 5,000,000. The Board of Directors is authorized to issue the preferred stock from time to time in one or more series and to fix the rights, privileges and restrictions of the shares of such series. As of June 30, 1998, no shares of preferred stock were outstanding.

STOCK OPTION PLANS

Under the Company's 1990 Stock Option Plan and 1995 Stock Option Plans, incentive and nonqualified stock options to purchase up to 3,483,663 shares of common stock have been reserved at June 30, 1998 for issuance to employees, officers, directors, independent contractors and consultants of the Company.

The options may be granted at not less than the fair value, as determined by the Board of Directors, and not less than 85% of the fair value on grant date for incentive stock options and nonqualified stock options, respectively. Options vest over periods of up to 48 months as determined by the Board. Options granted under the Plans expire 10 years from grant date.

Activity in the Company's option plans is summarized below:

                                                                                               WEIGHTED
                                                                                               AVERAGE
                                                                                               EXERCISE
                                                                                 SHARES         PRICE
                                                                           ----------------  -------------

       Balance July 1, 1995                                                       1,004,042          $0.78
            Granted (weighted average fair value
               of $1.04 per share)                                                  639,881           4.42
            Exercised                                                               (45,917)          0.82
            Canceled                                                               (393,037)          3.98
                                                                           -------------------------------
       Balance June 30, 1996                                                      1,204,969           1.56
            Granted (weighted average fair value
               of $0.94 per share)                                                  488,825           2.48
            Exercised                                                              (180,700)          0.64
            Canceled                                                               (316,479)          3.08
                                                                           -------------------------------
       Balance June 30, 1997                                                      1,196,615           1.70
            Granted (weighted average fair value
               of $2.59 per share)                                                  835,539           6.34
            Exercised                                                              (299,314)          0.97
            Canceled                                                               (138,516)          3.33
                                                                           -------------------------------
       Balance June 30, 1998                                                      1,594,324          $4.13
                                                                           ===============================

At June 30, 1998, 1,128,967 shares were available for future issuance under the option plans.

In fiscal 1996, the Company canceled options to purchase 277,700 shares of common stock with exercise prices ranging from $5.00 to $6.00 per share and issued replacement options with an exercise price of $3.80 per share.

In fiscal 1997, the Company canceled options to purchase 160,700 shares of common stock with an exercise price of $3.80 per share and issued replacement options with an exercise price of $2.40 per share.

Additional information regarding options outstanding as of June 30, 1998 is as follows:

                                         OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
                    --------------------------------------------------------------  -----------------------------------------
                                                WEIGHTED
                                                 AVERAGE             WEIGHTED                                  WEIGHTED
     RANGE OF                                   REMAINING             AVERAGE                                  AVERAGE
     EXERCISE              NUMBER              CONTRACTUAL           EXERCISE             NUMBER               EXERCISE
      PRICES            OUTSTANDING           LIFE (YEARS)             PRICE            EXERCISABLE             PRICE
------------------  --------------------  ---------------------  -----------------  -------------------  --------------------
   $0.20 - 1.44                  359,248                  6.14               $0.95              351,677                 $0.94
   $2.40 - 3.80                  432,943                  8.26                2.62              189,597                  2.75
   $4.00 - 5.80                  328,958                  9.08                4.44               85,701                  4.33
   $6.25 - 7.50                  206,325                  9.52                6.65                9,375                  6.38
   $7.63 - 9.63                  266,850                  9.64                8.51                2,650                  8.62
-----------------------------------------------------------------------------------------------------------------------------
   $0.20 - 9.63                1,594,324                  8.35               $4.13              639,000                 $2.05
=============================================================================================================================

1997 EMPLOYEE STOCK PURCHASE PLAN

In 1997, the Company approved the 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan"), which allows eligible employees of the Company to purchase shares of Common Stock through payroll deductions. A total of 300,000 shares of the Company's Common Stock has been reserved for issuance under the Stock Purchase Plan. The Stock Purchase Plan permits eligible employees to purchase Common Stock at a discount through payroll deductions, during 24-month purchase periods, except that the first purchase period will be 27 months. Each purchase period will be divided into eight consecutive three-month accrual periods, except that the first accrual period will be six months. The price at which stock is purchased under the Stock Purchase Plan is equal to 85% of the fair market value of the Common Stock on the first day of the purchase period or the last day of the accrual period, whichever is lower. The initial purchase period commenced upon the effective date of the Company's initial public offering of Common Stock in October 1997 and will end on January 30, 2000. The maximum number of shares of Common Stock that any employee may purchase under the Stock Purchase Plan during any accrual period is 500 shares. During fiscal year 1998, the Company issued 28,829 shares of common stock under the Stock Purchase Plan at a weighted average price of $7.11 per share. The weighted average fair value of the 1998 awards was $2.99 per share.

ADDITIONAL STOCK PLAN INFORMATION

As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS 123), requires the disclosure of pro forma net income as if the Company had adopted the fair value method as of the beginning of fiscal 1996. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the terms of the Company's stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions for the Company's stock option grants:

                                                        1996                   1997                  1998
                                                ---------------------  --------------------  ---------------------
Expected life                                          5 years               5 years                5 years
Risk-free interest rate                                   5.9%                  6.3%                   5.5%
Volatility                                                ---                   ---                 0.7486
Dividend yield                                           0.00%                 0.00%                  0.00%

The following weighted average assumptions are included in the estimated grant date fair value calculations for rights to purchase stock under the Stock Purchase Plan:

                                                                                                   1998
                                                                                           ---------------------
Expected life                                                                                   3-6 months
Risk-free interest rate                                                                              5.5%
Volatility                                                                                        0.7639
Dividend yield                                                                                      0.00%


PRO FORMA NET INCOME AND EARNINGS PER SHARE

Had the Company amortized to expense the computed fair values of the 1996, 1997 and 1998 awards under the 1990 Stock Option Plan, 1995 Stock Option Plan and Employee Stock Purchase Plan, the Company's pro forma net income and earnings per share for the three fiscal years in the period ended June 30, 1998 would have been as follows:

                                                                  1996                 1997                 1998
                                                          ---------------------  -----------------  --------------------
Pro forma net income                                                 $4,637,000         $1,398,000            $4,863,000

Pro forma earnings per share:
    Basic earnings per share                                         $     2.16         $     0.65            $     0.69
    Diluted earnings per share                                       $     0.62         $     0.19            $     0.52

However, the impact of outstanding nonvested stock options granted prior to fiscal 1996 has been excluded from the pro forma calculation; accordingly, the 1996, 1997 and 1998 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

7. INCOME TAXES

The provision for income taxes consists of (in thousands):

                                                                             FISCAL YEAR ENDED JUNE 30,
                                                          ------------------------------------------------------------------
                                                                    1996                   1997                  1998
                                                          ----------------------  --------------------  --------------------
    Federal:
       Current                                                            $2,552                 $ 652                $2,256
       Deferred                                                             (121)                  104                   174
                                                          ------------------------------------------------------------------
                                                                           2,431                   756                 2,430
    State:
       Current                                                               277                    (5)                   75
       Deferred                                                               24                    26                   (33)
                                                          ------------------------------------------------------------------
                                                                             301                    21                    42
    Charge is lieu of taxes attributable to employee
     stock plans                                                             ---                   ---                   157
                                                           ------------------------------------------------------------------
    Provision for income taxes                                            $2,732                 $ 777                $2,629
                                                          ==================================================================

A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

                                                                                    FISCAL YEAR ENDED JUNE 30,
                                                                     -------------------------------------------------------
                                                                              1996               1997              1998
                                                                     --------------------  -----------------  --------------
Tax at federal statutory rate                                                       35.0%              35.0%            35.0%
State income taxes, net of federal benefit                                           6.4                5.3              5.1
Research and development tax credits                                                (3.6)              (8.7)            (6.9)
Other                                                                               (1.1)               1.4               .5
                                                                     -------------------------------------------------------
Provision for income taxes                                                          36.7%              33.0%            33.7%
                                                                     =======================================================

The components of the net deferred tax assets were as follows (in thousands):

                                                                                                   AS OF JUNE 30,
                                                                                         ----------------------------------
                                                                                               1997              1998
                                                                                         -----------------  ---------------
Deferred tax assets:
  Accruals and reserves recognized in different periods                                             $ 398            $ 410
  Capitalized research and development costs                                                            4              ---
  Other                                                                                                11              113
                                                                                       -----------------------------------
                                                                                                      413              523
                                                                                       -----------------------------------
Deferred tax liabilities:
  Tax basis depreciation                                                                             (188)            (259)
   Capitalized research and development costs                                                         ---             (207)
  Other                                                                                               (74)             (47)
                                                                                        -----------------------------------
                                                                                                     (262)            (513)
                                                                                       -----------------------------------
  Net deferred tax assets                                                                           $ 151            $  10
                                                                                       ===================================

8. LEASES

The Company leases certain facilities under operating leases through 2001, with an option to extend the facilities lease for an additional three years upon termination of the original lease term. The future minimum operating lease commitments at June 30, 1998 are as follows (in thousands):


            FISCAL YEAR:
                  1999                                                   $  415
                  2000                                                      425
                  2001                                                      358
                                                              -----------------
                                                                         $1,198
                                                              =================

Rent expense for operating leases for the years ended June 30, 1996, 1997 and 1998 was $281,000, $366,000 and $481,000, respectively.

9. CONTINGENCIES

The semiconductor industry is characterized by frequent claims and related litigation regarding patent and other intellectual property rights. The Company is party to one claim of this nature. Although the ultimate outcome of this matter is not presently determinable, management believes that the resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.

10. MAJOR CUSTOMERS AND FOREIGN SALES

In fiscal 1996, two customers accounted for 20% and 16% of net revenues, respectively, and three customers represented 14%, 11%, and 10% of trade accounts receivable at June 30, 1996. In fiscal 1997, two customers accounted for 17% and 14% of net revenues, respectively, and two customers represented 12% and 11% of trade accounts receivable, respectively, at June 30, 1997. In fiscal 1998, one customer accounted for 11% of net revenues and three customers represented 12%, 11%, and 10% of trade accounts receivable, respectively, at June 30, 1998.

Total export sales represented approximately 30%, 37% and 45% of net revenues in fiscal years 1996, 1997 and 1998, respectively. Export sales to Asia were approximately 22%, 26% and 35% of net revenues in fiscal years 1996, 1997 and 1998, respectively. Export sales to Europe were approximately 11% and 10% in fiscal years 1997 and 1998, respectively, and were less than 10% in fiscal year 1996.

11. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) tax-deferred savings plan under which eligible employees may elect to have a portion of their salary deferred and contributed to the plan. Employer matching contributions are determined by the Board of Directors and are discretionary. There were no employer matching contributions in fiscal 1996, 1997 or 1998.

                            QUARTERLY FINANCIAL DATA

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

                                                           Three Months Ended
                                                           ------------------
                                      SEP 30  DEC 31  MAR 31  JUNE 30  SEP 30   DEC 31   MAR 31   JUNE 30
                                       1996    1996    1997    1997     1997     1997     1998     1998
                                    --------  ------  ------  -------  -------  -------  -------  -------
Net revenues                          $6,601  $7,300  $8,008  $11,257  $11,398  $11,974  $12,512  $13,314
Cost of revenues                       3,996   4,676   5,017    7,297    6,839    7,140    7,418    7,888
                                    ---------------------------------------------------------------------
     Gross profit                      2,605   2,624   2,991    3,960    4,559    4,834    5,094    5,426
Operating expenses:
     Research and development            986     989   1,078    1,134    1,169    1,269    1,300    1,327
     Selling, general and
      administrative                   1,448   1,407   1,497    1,637    1,956    1,991    2,005    1,841
                                    ---------------------------------------------------------------------
          Total operating expenses     2,434   2,396   2,575    2,771    3,125    3,260    3,305    3,168
                                    ---------------------------------------------------------------------
Income from operations                   171     228     416    1,189    1,434    1,574    1,789    2,258
Other income (expense), net              105      75      90       81       93      223      260      162
                                    ---------------------------------------------------------------------
Income before income taxes               276     303     506    1,270    1,527    1,797    2,049    2,420
Provision for income taxes                91     100     167      419      504      593      676      856
                                    ---------------------------------------------------------------------
Net income                            $  185  $  203  $  339  $   851  $ 1,023  $ 1,204  $ 1,373  $ 1,564
                                    =====================================================================
Basic earnings per share               $0.09   $0.09   $0.16    $0.39    $0.33    $0.17    $0.15    $0.17
                                    =====================================================================
Diluted earnings per share             $0.03   $0.03   $0.05    $0.11    $0.12    $0.13    $0.14    $0.16
                                    =====================================================================
Shares used in computing basic
 earnings per share                    2,165   2,165   2,165    2,165    3,122    6,926    9,083    9,204
                                    =====================================================================
Share used in computing diluted
 earnings per share                    7,448   7,336   7,268    7,211    8,210    9,390   10,007   10,040
                                    =====================================================================



COMMON STOCK PRICE RANGE

The Common Stock of the Company began trading publicly on the Nasdaq National Market on October 31, 1997 under the symbol PSEM. Prior to that date, there was no public market for the Common Stock. The Company has not paid cash dividends and has no present plans to do so. It is the policy of the Company to reinvest earnings of the Company to finance expansion of the Company's operations, and the Company does not expect to pay dividends in the foreseeable future. The following table sets forth for the periods indicated the high and low sale prices of the Common Stock on the Nasdaq National Market. As of June 30, 1998 there were approximately 700 holders of record of the Company's Common Stock.

                                                                                   HIGH                   LOW
                                                                           ---------------------  --------------------
 FISCAL YEAR ENDED JUNE 30, 1998:
          Second Quarter (from October 31, 1997)                                          $10.38                 $6.13

          Third Quarter                                                                    10.50                  6.00

          Fourth Quarter                                                                   10.25                  5.88

                            CORPORATION INFORMATION

BOARD OF DIRECTORS              Alex Chi-Ming Hui                    Chief Executive Officer, President and Director
                                Chi-Hung (John) Hui, Ph.D. (1)       Vice President, Technology and Director
                                Tay Thiam Song (1) (2)               Director
                                Jeffery Young (1) (2)                Director

EXECUTIVE OFFICERS              Patrick B Brennan                    Vice President, Finance and Administration
                                Tat C. Choi, Ph.D.                   Vice President, Design Engineering
                                Mark Downing                         Vice President, Marketing
                                Daniel W. Wark                       Vice President, Operations
                                Glen R. Wiley                        Vice President, Sales

(1)  Member of Audit Committee.
(2)  Member of Compensation Committee.


LEGAL MATTERS       Questions regarding legal matters should be directed to:
                    Patrick B. Brennan, Vice President, Finance and
                    Administration

LEGAL COUNSEL       Morrison & Foerster LLP
                    755 Page Mill Road
                    Palo Alto, California      94304-1018
                    (650) 813-5600

INDEPENDENT         Deloitte & Touche LLP
ACCOUNTANTS         60 South Market Street, Suite 800
                    San Jose, California       95113-2303
                    (408) 998-4000

CORPORATE           2380 Bering Drive               Tel:      (408) 435-0800
OFFICE              San Jose, California  95131     Fax:      (408) 435-1100
                                                    Website Address:
                                                      www.pericom.com

REGISTRAR AND       BankBoston, N.A.
TRANSFER AGENT      c/o BostonEquiserve, L.P.
                    P.O. Box 8040
                    Boston, Massachusetts  02266-8040
                    http://www.EquiServe.com
                    (781) 575-2000

ANNUAL MEETING      The annual meeting of shareholders for Pericom Semiconductor
                    Corporation will be on Tuesday, December 8, 1998, at 3:00
                    P.M., local time at the Westin Santa Clara, 5101 Great
                    America Parkway, Santa Clara, California 95054.

COMMON STOCK        Pericom Semiconductor Corporation's Common Stock is traded on the NASDAQ National Market under the symbol "PSEM".

FORM 10-K           A copy of the Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be made available without charge to all shareholders upon written request to the Company. Direct requests to the attention of the Chief Financial Officer at the corporate office listed above.