Form 10-K, Exhibit 13
period 1999-07-03
PERICOM SEMICONDUCTOR CORP
filed 1999-10-01
CIK 1001426

                                                                                          Exhibit 13.1

            FINANCIAL HIGHLIGHTS


(Dollar and share amounts in thousands, except per share amounts)

                                                                                   Fiscal Year Ended June 30,
                                                                                   --------------------------
                                                                        1999                  1998               Change
                                                                 -------------------   ------------------   ----------------
For the year:
     Net revenues                                                         $59,797              $49,198              21.5%
     Operating income                                                       9,162                7,055              29.9%
     Net income                                                             6,772                5,164              31.1%

Earnings per share:
     Basic                                                                $  0.72              $  0.73             (1.4)%
     Diluted                                                                 0.66                 0.55              20.0%

At year-end:
     Cash and short-term investments                                       $25,725              $25,831             (0.4)%
     Total assets                                                           55,925               47,401              18.0%
     Shareholders' equity                                                   46,380               38,611              20.1%
     Book value per share                                                     4.51                 4.10              10.0%

Shares used in computing earnings per share:
     Basic                                                                   9,395                7,083              32.6%
     Diluted                                                                10,279                9,412               9.2%

                            SELECTED FINANCIAL DATA

The following selected financial data of the Company is qualified by reference to and should be read in conjunction with the Financial Statements, including the Notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The Statement of Income Data for each of the years in the four-year period ended June 30, 1999 and the Balance Sheet Data as of June 30, 1997, 1998 and 1999 are derived from, and are qualified by reference to, the Financial Statements which are incorporated by reference from the Company's 1999 Annual Report to Shareholders. The Statement of Income Data for the year ended June 30, 1995 and the Balance Sheet Data as of June 30, 1995 and 1996 are derived from audited financial statements not included herein.

                                                              Fiscal Year Ended June 30,
                                                     ---------------------------------------------------
                                                        1999      1998      1997       1996      1995
                                                      -------   -------   -------   --------   -------
                                                             (in thousands, except per share data)
Statement of Income Data:

Net revenues                                            $59,797   $49,198   $33,166   $41,174    $22,732
Cost of revenues                                         35,484    29,285    20,986    22,797     12,873
                                                     ---------------------------------------------------
     Gross profit                                        24,313    19,913    12,180    18,377      9,859
Operating expenses:
     Research and development                             5,976     5,065     4,187     4,414      2,942
     Selling, general and administrative                  9,175     7,793     5,989     6,471      4,038
                                                     ---------------------------------------------------
          Total operating expenses                       15,151    12,858    10,176    10,885      6,980
                                                     ---------------------------------------------------
Income from operations                                    9,162     7,055     2,004     7,492      2,879
Other income (expense), net                               1,098       738       351       (50)       144
                                                     ---------------------------------------------------
Income before income taxes                               10,260     7,793     2,355     7,442      3,023
Provision for income taxes                                3,488     2,629       777     2,732        982
                                                     ===================================================
Net income                                              $ 6,772   $ 5,164   $ 1,578   $ 4,710    $ 2,041
                                                     ===================================================
Basic earnings per share                                  $0.72     $0.73     $0.73     $2.19      $0.97
                                                     ===================================================
Diluted earnings per share                                $0.66     $0.55     $0.22     $0.63      $0.28
                                                     ===================================================
Shares used in computing basic earnings per share (1)     9,395     7,083     2,165     2,149      2,096
                                                     ===================================================
Shares used in computing diluted earnings per share (1)   10,279    9,412     7,316     7,493      7,199
                                                     ===================================================

                                                                         As of June 30,
                                                     ---------------------------------------------------
                                                         1999      1998      1997      1996       1995
                                                       -------   -------   -------   -------    -------
                                                                         (in thousands)

Balance Sheet Data:

Working capital                                         $37,642   $32,751   $12,984   $12,145    $ 7,999
Total assets                                             55,925    47,401    23,581    19,820     14,483
Long-term obligations                                       ---       ---       ---       ---        ---
Shareholders' equity                                     46,380    38,611    16,795    15,095     10,352

(1) See Note 1 of Notes to Financial Statements for an explanation of the method used to determine the number of shares used in computing basic and diluted earnings per share.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

This Annual Report to Shareholders includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any statements regarding: projections of earnings, revenues, expenses or other financial items; the plans and objectives of management for future operations; the adequacy of allowances for returns, price protection and similar items; proposed new products or services; the adequacy of cash generated from operations and cash balances; the Company's exposure to interest rate risk; costs, liabilities, exposure, and plans related to the Year 2000 problem; the Company's ability to mitigate risks associated with the Year 2000 problem; future economic conditions or performance; and assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology. Although the Company believes that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. The Company's future financial condition and results of operations, as well as any forward-looking statements, are subject to risks and uncertainties, including but not limited to the factors set forth in the Company's Form 10-K under the heading "Factors That May Affect Future Results" and elsewhere in this report. All forward-looking statements and reasons why results may differ included in this Annual Report are made as of the date hereof, and the Company assumes no obligation to update any such forward-looking statement or reason why actual results may differ.

OVERVIEW

Pericom Semiconductor Corporation (the "Company") was incorporated in June 1990. The Company completed its first profitable fiscal year on June 30, 1993 and has been profitable in each of its last twenty-six quarters. The Company designs, manufactures and markets high performance digital, analog and mixed-signal integrated circuits used for the transfer, routing, and timing of digital and analog signals within and between computer, networking, datacom and telecom systems. The Company's first volume sales occurred in fiscal 1993 and consisted exclusively of 5-volt 8-bit interface logic circuits. The Company expanded its product offering by introducing 3.3-volt 16-bit logic circuits and 8-bit digital switches in fiscal 1994; clock generators, 3.3-volt clock synthesizers and buffers, and high-speed interface products for the networking industry in fiscal 1995; 32-bit logic, 16-bit digital switches and Pentium, 56K modem and laser printer clock synthesizers in fiscal 1996; an analog switch family, mixed-voltage logic, a family of clock generators and a FastEthernet transceiver in fiscal 1997; a family of low voltage ALVCH logic, clock devices for Pentiun and Pentium II mobile computers, a complete solution for the PC100 memory module standard and a 3.3-volt bus switch family offering the fastest bus switches on the market in fiscal 1998; and in fiscal 1999 three families of 2.5-volt zero-delay clock drivers for the networking and telecommunications markets, a family of application specific bus switches to support PCI "hot plugging" and GTL bus termination, integrated clock generators to support the latest Pentium III and Celeron Intel processors and a complete interface solution for the PC133 memory module standard.

As is typical in the semiconductor industry, the Company expects selling prices for its products to decline over the life of each product. The Company's ability to increase net revenues is highly dependent upon its ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities sufficient to compensate for the anticipated declines in selling prices of existing products. The Company seeks to increase unit sales volume through increased wafer fabrication capacity allocations from its existing foundries, qualification of new foundries, increased number of die per wafer through die size reductions and improved yields of good die through the implementation of advanced process technologies, but there can be no assurance that the Company will be successful in these efforts. In fiscal 1997 and 1998, approximately 90% of the wafers for the Company's semiconductor products were manufactured by Chartered. In fiscal 1999, 85% of the wafers were manufactured by Chartered. The Company qualified AMS as a wafer supplier in fiscal 1991, NJRC in fiscal 1995, TSMC in fiscal 1997 and LG in 1998.

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


RESULTS OF OPERATIONS

The following table sets forth certain statement of income data as a percentage of net revenues for the periods indicated.

                                                                                        Fiscal Year Ended
                                                                                            June 30,
                                                                          1999                  1998                1997
                                                                   -------------------   ------------------   ----------------

Net revenues                                                             100.0%               100.0%             100.0%
Cost of revenues                                                          59.3                 59.5               63.3
                                                                -------------------------------------------------------------
     Gross Margin                                                         40.7                 40.5               36.7
Operating expenses:
     Research and development                                             10.0                 10.3               12.6
     Selling, general and administrative                                  15.3                 15.9               18.1
                                                                -------------------------------------------------------------
          Total operating expenses                                        25.3                 26.2               30.7
                                                                -------------------------------------------------------------
Income from operations                                                    15.4                 14.3                6.0
Other income, net                                                          1.8                  1.5                1.1
                                                                -------------------------------------------------------------
Income before income taxes                                                17.2                 15.8                7.1
Provision for income taxes                                                 5.9                  5.3                2.3
                                                                -------------------------------------------------------------
Net income                                                                11.3%                10.5%               4.8%
                                                                =============================================================


COMPARISON OF FISCAL 1999, 1998 AND 1997

NET REVENUES. Net revenues increased 22% from $49.2 million in fiscal 1998 to $59.8 million in fiscal 1999. The increase in net revenues was attributable to increased sales volume in the Company's SiliconSwitch and SiliconClock product lines, partially offset by a decrease in the sales volume of the SiliconInterface product line and a decline in the weighted average selling price for all products. Net revenues increased 48% from $33.2 million in fiscal 1997 to $49.2 million in fiscal 1998. This increase in net revenues was attributable to increased sales volume in all of the Company's product families, and in particular the Company's SiliconSwitch product line.

GROSS PROFIT. Gross profit increased 22% from $19.9 million in fiscal 1998 to $24.3 million in fiscal 1999. Gross margin rose slightly to 40.7% in fiscal 1999 versus 40.5% in fiscal 1998. This increase is due to the introduction of higher gross margin new products and ongoing reductions in wafer, assembly and test costs although these improvements were offset to some extent by decreases in average selling prices in the Company's various product lines. Gross profit increased 63% from $12.2 million in fiscal 1997 to $19.9 million in fiscal 1998. Gross margin increased from 36.7% in fiscal 1997 to 40.5% in fiscal 1998. This increase in gross margin resulted from cost reductions in excess of decreases in the average selling prices in the Company's various product lines and the introduction of new products at higher gross margins. Cost reductions were achieved in each of the Company's product lines through reduced wafer costs, lower per unit assembly and test costs, and increased die per wafer resulting from reduced design geometries.

RESEARCH AND DEVELOPMENT. Research and development expenses increased 18.0% from $5.1 million in fiscal 1998 to $6.0 million in fiscal 1999 but decreased slightly as a percentage of net revenues from 10.3% to 10.0%. Research and development expenses increased 21.0% from $4.2 million in fiscal 1997 to $5.1 million in fiscal 1998 but decreased as a percentage of net revenues from 12.6% in fiscal 1997 to 10.3% in fiscal 1998. The increase in absolute dollars in research and development spending in each year was attributable to development costs for new products in each of the Company's product lines and expansion of the Company's engineering staff as the Company continued its commitment to new product development.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses consist primarily of personnel and related overhead costs for sales, marketing, finance, human resources and general management. Such costs include advertising, sales materials, sales commissions, and other marketing and promotional expenses. Selling, general and administrative expenses increased 17.7% from $7.8 million in fiscal 1998 to $9.2 million in fiscal 1999 but decreased as a percentage of net revenue from 15.9% to 15.3%. The increase in expense in absolute dollars was attributable to increased staffing levels, particularly in sales and marketing and the addition of a sales office in Japan. Selling, general and administrative expenses increased 30.1% from $6.0 million in fiscal 1997 to $7.8 million in fiscal 1998, but decreased as a percentage of net revenues from 18.1% in fiscal 1997 to 15.9% in fiscal 1998. The increase in expense was attributable to increased staffing levels, particularly in sales and marketing, as well as increased commission expense due to higher sales levels.

OTHER INCOME, NET. Other income, net includes interest income and expense and the Company's allocated portion of net losses of Pericom Technology, Inc. ("PTI"), a British Virgin Islands corporation based in Shanghai, People's Republic of China. PTI was formed by Pericom and certain Pericom shareholders in 1994 to develop and market semiconductors in China and certain other Asian countries. See Note 4 of Notes to Financial Statements. Other income, net increased from income of $738,000 in fiscal 1998 to $1,098,000 in fiscal 1999. Interest income increased from $1.1 million in fiscal 1998 to $1.4 million in fiscal 1999 as a result of the Company's investment of the net proceeds from its initial public offering. The proceeds were invested for the full fiscal year in 1999 versus approximately 8 months in fiscal 1998. The Company's share of the net losses of PTI declined from $345,000 in fiscal 1998 to $288,000 in fiscal 1999. Other income, net increased from income of $351,000 in fiscal 1997 to $738,000 in fiscal 1998. Interest income increased from $431,000 in fiscal 1997 to $1,083,000 in fiscal 1998 as a result of the Company's investment of the net proceeds from its initial public offering. The increased interest income in fiscal 1998 was partially offset by an increase of $265,000 in the Company's share of the net losses of PTI.

PROVISION FOR INCOME TAXES. The provision for income taxes was $3,488,000, $2,629,000 and $777,000 in fiscal 1999, 1998 and 1997, respectively. In each of these fiscal years, the provision for income taxes differed from the federal statutory rate primarily due to state income taxes and the utilization of research and development tax credits.

LIQUIDITY AND CAPITAL RESOURCES

Prior to the Company's initial public offering in October 1997, the Company used proceeds from the private sale of equity securities, bank borrowings and internal cash flow to support its operations, acquire capital equipment and finance inventory and accounts receivable growth. Operating activities provided approximately $3.8 million in cash in fiscal 1999, $3.5 million in fiscal 1998, and $2.9 million in fiscal 1997.

Net cash used for investing activities was $5.3 million, $20.9 million and $2.0 million in fiscal 1999, 1998 and 1997, respectively. The Company made capital expenditures of approximately $3.0 million, $2.9 million and $2.0 million in fiscal 1999, 1998 and 1997, respectively. The Company expects to spend approximately $4.0 million in fiscal 2000 to acquire capital equipment, primarily for research and development and testing, and for leasehold improvements associated with facilities expansion. The Company used proceeds from its initial public offering to purchase short-term investments of $17.1 million in fiscal 1998.

As of June 30, 1999, the Company's principal source of liquidity included cash, cash equivalents and short-term investments of approximately $25.7 million. The Company believes that cash generated from operations and existing cash balances will be sufficient to fund necessary purchases of capital equipment and to provide working capital at least through the next 12 months. However, there can be no assurance that future events will not require the Company to seek additional capital sooner or, if so required, that adequate capital will be available at all or on terms acceptable to the Company.

MARKET RISK DISCLOSURE

At June 30, 1999, the Company's investment portfolio consisted of fixed income securities, excluding those classified as cash equivalents, of $17.4 million (see Note 1 of Notes to Financial Statements). These securities are subject to interest rate risk and will decline in value if market interest rates increase. For example, if market interest rates were to increase immediately and uniformly by 10% from levels as of June 30, 1999, the decline in the fair value of the portfolio would not have a material effect on the Company's results of operations over the next fiscal year. Due to the short duration and conservative nature of these instruments, the Company does not believe that it has a material exposure to interest rate risk.

YEAR 2000 READINESS DISCLOSURE

The Company is aware of the issues associated with the programming code in existing computer systems as Year 2000 approaches. The Year 2000 problem is pervasive and complex, as virtually every computer operation will be affected by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company has been working to identify and assess the risks associated with its information systems, products, operations and infrastructure, suppliers and customers that are not Year 2000 compliant, and to develop, implement and test remediation and contingency plans to mitigate these risks. The Company is replacing or upgrading systems, equipment and facilities that are known to be Year 2000 non-compliant. For the Year 2000 non-compliance issues identified to date, management believes the cost of upgrade or remediation has been less than $100,000 and expects total costs incurred to not exceed this amount. If implementation of replacement systems is delayed, or if significant new non-compliance issues are identified, the Company's financial condition, results of operations, or cash flows could be materially adversely affected.

INFORMATION SYSTEMS. The Company began the installation of an enterprise wide EDP system that was required to meet Pericom's business needs in late fiscal 1997. The enterprise wide system purchased by the Company includes many important functional improvements necessary for Pericom to be a competitive semiconductor manufacturing company and is Year 2000 compliant. The Company has not allocated a portion of the total project cost to the Year 2000 issue. The Company believes that the incremental cost associated with Year 2000 compliance is not material, as this feature is included in the enterprise wide system purchased by the Company to satisfy business needs. The Company believes that substantially all of its systems, including the new enterprise wide system, are Year 2000 compliant.

PRODUCTS. The Company currently believes that it has no significant exposure to contingencies directly related to the Year 2000 issue for products it has sold or will sell in the future.

OPERATIONS AND INFRASTRUCTURE. Machinery and equipment and other items used in the operations and facilities of the Company have been inventoried and are currently being assessed for Year 2000 compliance. The assessment to date has not uncovered any material issues.

SUPPLIERS. The Company has contacted its critical suppliers to determine whether their operations, products and services are Year 2000 compliant. Where practicable, the Company will attempt to mitigate its risks with respect to the failure of suppliers to be Year 2000 compliant. In the event that suppliers are not Year 2000 compliant, the Company will seek alternative sources of suppliers. However, such failures remain a possibility and could have a material impact on the Company's financial condition, results of operations, or cash flows.

CUSTOMERS. The Company is actively responding to all customer requests for compliance, surveys and other general information related to its Year 2000 programs.

GENERAL. The Company does not currently expect its costs associated with the Year 2000 problem to be material, and expects to be able to fund these costs through operating cash flows. However, the risks associated with the Year 2000 problem can be difficult to identify and to address, and could result in material adverse consequences to the Company. Even if the Company, in a timely manner, completes all of its assessments, identifies and tests remediation plans believed to be adequate, and develops contingency plans believed to be adequate, some problems may not be identified or corrected in time to prevent material adverse consequences to the Company.

As the Year 2000 project continues, the Company may discover additional Year 2000 problems, may not be able to develop, implement, and test remediation or contingency plans in a timely manner, or may find that the costs of these activities exceed current expectations and become material. In many cases, the Company is relying on assurances from suppliers and customers that new and upgraded information systems and other products will be Year 2000 compliant. The Company has and plans to test certain third-party products, but cannot be sure that its tests will be adequate or that, if problems are identified, they will be addressed by the supplier in a timely and satisfactory way.

Because the Company uses a variety of information systems and has additional systems embedded in its operations and infrastructure, the Company cannot be sure that all of its systems will work together in a Year 2000-compliant fashion. Furthermore, the Company cannot be sure that it will not suffer interruptions, either because of its own Year 2000 problems or those of its customers or suppliers whose Year 2000 problems may make it difficult or impossible for them to fulfill their commitments to the Company.

The Company believes that substantially all of its systems, including the new enterprise wide system, are Year 2000 compliant and therefore has no contingency plans. Under the worst case scenario, if the Company is wrong in its beliefs about the Year 2000 readiness of its systems, it could have an adverse effect on the Company's financial condition, results of operations, or cash flows. Further, the Company could be materially and adversely impacted by widespread economic or financial market disruption, or by Year 2000 computer system failures at third parties with which it has relationships.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Pericom Semiconductor Corporation:

We have audited the accompanying balance sheets of Pericom Semiconductor Corporation as of June 30, 1999 and 1998, and the related statements of income, shareholders' equity and comprehensive income, and of cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Pericom Semiconductor Corporation at June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

San Jose, California
July 23, 1999

                       PERICOM SEMICONDUCTOR CORPORATION

                                BALANCE SHEETS

                       (In thousands, except share data)



                                                                    ----------------------
                                                                           June 30,
                                                                    ----------------------
                                                                       1999        1998
                                                                    ----------   ---------
ASSETS
Current assets:
      Cash and equivalents                                           $ 8,328      $ 8,773
        Short-term investments                                        17,397       17,058
      Accounts receivable:
            Trade (net of allowances of $2,570 and $1,559)             9,719        5,437
                Other                                                    346          193
      Inventories                                                      9,835        8,917
      Prepaid expenses and other current assets                          582          153
      Deferred income taxes                                              356          510
                                                                 -------------------------
                  Total current assets                                46,563       41,041
Property and equipment--net                                            6,509        5,121
Investment in and advances to joint venture                            2,611        1,046
Other assets                                                             242          193
                                                                 -------------------------
                        Total                                        $55,925      $47,401
                                                                 =========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Accounts payable                                               $ 7,295      $ 6,117
      Accrued liabilities                                              1,604        1,855
      Income taxes payable                                                22          318
                                                                 -------------------------
                  Total current liabilities                            8,921        8,290
Commitments and contingencies (Notes 8 and 9)
Deferred income taxes                                                    624          500
Shareholders' equity:
        Preferred stock, 5,000,000 shares authorized; none
         issued and                                                      ---          ---
               outstanding
      Common stock, 30,000,000 shares authorized;
            shares outstanding: 1999, 9,519,241; 1998, 9,286,399      25,600       24,570
        Accumulated other comprehensive loss                            (33)         ---
      Retained earnings                                               20,813       14,041
                                                                 -------------------------
                  Total shareholders' equity                           46,380       38,611
                                                                 -------------------------
                  Total                                               $55,925      $47,401
                                                                 =========================


                              See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION

                             STATEMENTS OF INCOME

                   (In thousands, except per share amounts)



                                                                Years Ended June 30,
                                                     -------------------------------------------
                                                        1999           1998            1997
                                                     -----------   ------------   --------------

Net revenues                                          $59,797         $49,198          $33,166
Cost of revenues                                       35,484          29,285           20,986
                                                  ---------------------------------------------
  Gross profit                                         24,313          19,913           12,180
Operating expenses:
  Research and development                              5,976           5,065            4,187
  Selling, general and administrative                   9,175           7,793            5,989
     Total                                             15,151          12,858           10,176
                                                  ---------------------------------------------
Income from operations                                  9,162           7,055            2,004
Equity in net loss of joint venture                      (288)           (345)             (80)
Interest income                                         1,386           1,083              431
                                                  ---------------------------------------------
Income before income taxes                             10,260           7,793            2,355
Provision  for income taxes                             3,488           2,629              777
                                                  ---------------------------------------------
Net income                                            $ 6,772         $ 5,164          $ 1,578
                                                  =============================================
Basic earnings per share                                $0.72           $0.73            $0.73
                                                  =============================================
Diluted earnings per share                              $0.66           $0.55            $0.22
                                                  =============================================
Shares used in computing basic earnings per share       9,395           7,083            2,165
                                                  =============================================
Shares used in computing diluted earnings per          10,279           9,412            7,316
 share                                            =============================================


                      See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION

          STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                (In thousands)

                                                                          Accumulated
                                                                             Other            Total
                       Preferred Stock       Common Stock    Retained   Comprehensive    Shareholders'    Comprehensive
                       ----------------     -------------
                      Shares     Amount    Shares   Amount    Earnings       Income           Equity           Income
                      -------   --------   ------   -------   --------   --------------   --------------   --------------
BALANCES, June 30,
 1996                  9,225    $ 7,717     2,165   $    79    $ 7,299             ---          $15,095

Net income and
 comprehensive           ---        ---       ---       ---      1,578             ---            1,578           $1,578
 income
                                                                                                          =================
Exercise of
 employee stock          ---        ---       181       122        ---             ---              122
 options
                    -----------------------------------------------------------------------------------------------------
BALANCES, June 30,
 1997                  9,225      7,717     2,346       201      8,877             ---           16,795

Net income and
 comprehensive           ---        ---       ---       ---      5,164             ---            5,164           $5,164
 income
                                                                                                           =================
Initial public
 offering of
 common stock, net       ---        ---     2,000    16,000        ---             ---           16,000
 of      issuance
 costs of $740


Conversion of
 preferred stock      (9,225)    (7,717)    4,612     7,717        ---             ---              ---
 to common stock

Issuance of common
 stock under             ---        ---       328       495        ---             ---              495
 employee stock
 plans

Tax benefit
 resulting from          ---        ---       ---       157        ---             ---              157
 stock option
 transactions
                    -----------------------------------------------------------------------------------------------------
BALANCES, June 30,
 1998                    ---        ---     9,286    24,570     14,041             ---           38,611

Net income               ---        ---       ---       ---      6,772             ---            6,772           $6,772
Unrealized
 Gain/(loss) on          ---        ---       ---       ---        ---             (33)             (33)             (33)
 investments
                                                                                                          -----------------
Comprehensive            ---        ---       ---       ---        ---             ---              ---           $6,739
 Income
                                                                                                          =================
Issuance of common
 stock under             ---        ---       233       737        ---             ---              737
 employee stock
 plans

Tax benefit
 resulting from          ---        ---       ---       293        ---             ---              293
 stock option
 transactions
                   ------------------------------------------------------------------------------------------------------
BALANCES, June 30,
 1999                    ---        ---     9,519   $25,600    $20,813            $(33)         $46,380
                   =====================================================================================================


                    See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION

                           STATEMENTS OF CASH FLOWS

                                (In thousands)

                                                                                 Years Ended June 30,
                                                                       -----------------------------------------
                                                                           1999           1998          1997
                                                                       ------------   ------------   -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                              $  6,772       $  5,164       $ 1,578
Adjustments to reconcile net income to net cash provided by
 (used for) operating activities:
  Depreciation and amortization                                            1,601          1,144           966
        Loss on disposal of assets                                           ---             10           ---
  Equity in net loss of joint venture                                        288            345            80
  Deferred income taxes                                                      278            141           130
  Changes in assets and liabilities:
     Accounts receivable                                                  (4,435)        (2,284)       (1,423)
     Inventories                                                            (918)        (2,735)         (713)
     Prepaid expenses and other current assets                              (429)            (4)          (67)
     Accounts payable                                                      1,178          1,133         1,701
     Accrued liabilities                                                    (252)           652          (107)
     Income taxes payable                                                     (3)            64           706
                                                                    -------------------------------------------
        Net cash provided by operating activities                          4,080          3,630         2,851
                                                                    -------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment                                     (2,988)        (2,857)       (2,001)
        Purchase of short-term investments                               (13,054)       (25,203)          ---
        Maturities of short-term investments                              12,682          8,145
  (Increase) decrease in other assets                                        (49)          (260)           56
        Advances to joint venture                                         (1,853)          (747)          (25)
  Proceeds from sale of property and equipment                               ---              4             7
                                                                    -------------------------------------------
        Net cash used for investing activities                            (5,262)       (20,918)       (1,963)
                                                                    -------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale of common stock                                                       737         16,495           122
                                                                    -------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
 EQUIVALENTS                                                                (445)          (793)        1,010
CASH AND EQUIVALENTS:
  Beginning of period                                                      8,773          9,566         8,556
                                                                    -------------------------------------------
  End of period                                                         $  8,328       $  8,773       $ 9,566
                                                                    ===========================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
 Cash paid during the period for:
  Income taxes                                                          $  3,210       $  2,381       $    50
                                                                    ===========================================
SUPPLEMENTAL NONCASH FINANCING ACTIVITIES:
    Tax benefit from stock option transactions                          $    293       $    157           ---
                                                                    ===========================================



                      See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                FISCAL YEARS ENDED JUNE 30, 1999, 1998 AND 1997


1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Pericom Semiconductor Corporation (the "Company") was incorporated in June 1990. The Company designs, manufactures and markets high performance digital, analog and mixed-signal integrated circuits used for the transfer, routing, and timing of digital and analog signals within and between computer, networking, datacom and telecom systems.

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

SHORT-TERM INVESTMENTS -- The Company's policy is to invest in short-term instruments with investment grade credit ratings. Generally, such investments have contractual maturities of up to three years. The Company classifies its short-term investments as "available-for-sale" securities and the cost of securities sold is based on the specific identification method. As of June 30, 1999 there were no significant differences between the fair market value and the underlying cost of such investments. At June 30, 1999 short-term investments consisted of the following:

                                                            Gross                  Gross
                                      Amortized           Unrealized             Unrealized              Market
                                         Cost               Gains                  Losses                Value
                                   ----------------   ------------------   ----------------------   ----------------

Corporate bonds and notes             $ 4,139,000             ---                   (33)              $ 4,106,000
U.S. government securities              5,992,000             ---                    (1)                5,991,000
Certificates of deposit                 7,299,000               1                   ---                 7,300,000
                                ------------------------------------------------------------------------------------
                                      $17,430,000               1                   (34)              $17,397,000
                                ====================================================================================

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

INCOME TAXES --The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to recording deferred taxes.

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

FISCAL PERIOD -- The Company's fiscal years in the accompanying financial statements have been shown as ending on June 30. Fiscal years 1997, 1998 ended on June 28, 1997 and June 27, 1998, respectively, and each included 52 weeks. Fiscal year 1999 ended on July 3, 1999 and included 53 weeks.

CONCENTRATION OF CREDIT RISK AND CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES --- The Company sells its products primarily to large organizations and generally does not require its customers to provide collateral or other security to support accounts receivable. The Company maintains allowances for estimated bad debt losses.

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

COMPREHENSIVE INCOME -- In fiscal year 1999, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires an enterprise to report, by major components and as a single total, the change in net assets during the period from nonowner sources. Comprehensive income for the years ended June 30, 1999, 1998 and 1997 have been disclosed within the statement of shareholders' equity and comprehensive income.

RECENTLY ISSUED ACCOUNTING STANDARDS -- In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued which defines derivatives, requires all derivatives be carried at fair value, and provides for hedging accounting when certain conditions are met. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Although the Company has not fully assessed the implications of this new statement, the Company does not believe adoption of this statement will have a material impact on the Company's financial statements.

RECLASSIFICATIONS -- Certain items in the 1998 and 1997 financial statements have been reclassified to conform with the 1999 presentation. Such reclassifications had no impact on net income or sharesholders' equity.

EARNINGS PER SHARE -- Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Basic and diluted earnings per share for each of the three years in the period ended June 30, 1999 are as follows:

                                                                                        Years Ended June 30,
                                                                        ------------------------------------------------
                                                                                1999            1998            1997
                                                                                ----            -----           ----
Net income                                                                      $6,772          $5,164          $1,578
                                                                         ================================================
Computation of common shares outstanding - basic
 earnings per share:
          Weighted average common stock                                          9,395           7,083           2,165
                                                                         ================================================
Basic earnings per share                                                        $ 0.72          $ 0.73          $ 0.73
                                                                         ================================================


Computation of common shares outstanding  diluted earnings per share:
          Weighted average common stock                                          9,395           7,083            2,165
          Weighted average preferred shares                                       ---            1,572            4,612
          Dilutive options using the treasury stock method                         884             757              539
                                                                         ---------------------------------------------------
Shares used in computing diluted earnings per share                             10,279           9,412            7,316
                                                                         ===================================================
Diluted earnings per share                                                     $  0.66          $ 0.55           $ 0.22
                                                                         ===================================================

Options to purchase 571,553 and 224,000 shares of Common Stock at prices ranging from $2.40 to $3.80 and $8.13 to $9.63 were outstanding as of June 30, 1997 and 1998, respectively, but not included in the computation of diluted net income per share because the options' exercise prices were greater that the average market price of the common shares as of such dates and therefore, would be anti-dilutive under the treasury stock method. There were no anti-dilutive options at June 30, 1999.

2. INVENTORIES

Inventories consist of (in thousands):

                                                                 As of June 30,
                                                       -------------------------------
                                                              1999            1998
                                                          -------------   ------------
Finished goods                                                $2,620          $1,752
Work-in-process                                                5,972           5,671
Raw materials                                                  1,243           1,494
                                                       -------------------------------
                                                              $9,835          $8,917
                                                       ===============================

3. PROPERTY AND EQUIPMENT

Property and equipment consist of (in thousands):

                                                                                            As of June 30,
                                                                                ----------------------------------
                                                                                        1999             1998
                                                                                   --------------   ---------------

Machinery and equipment                                                                $ 5,705           $ 4,336
Computer equipment and software                                                          3,631             2,101
Furniture and fixtures                                                                     413               332
Leasehold improvements                                                                     332               137
Construction-in-progress                                                                 1,383             1,881
                                                                                ----------------------------------
Total                                                                                   11,464             8,787
Accumulated depreciation and amortization                                              (4,955)           (3,666)
                                                                                ----------------------------------
Property and equipment - net                                                           $ 6,509           $ 5,121
                                                                                ==================================

Construction-in-progress is primarily implementation costs of an enterprise-wide EDP system that is not fully in use, leasehold improvements in process, and machinery and equipment that has not been accepted.

4. INVESTMENT IN JOINT VENTURE

In fiscal 1994, the Company purchased 1,500,000 shares of Series A Convertible Preferred Stock issued by Pericom Technology, Inc. ("PTI") for $750,000 (an 18.4% equity investment). Such preferred stock is convertible at the option of the Company into 1,500,000 shares of PTI common stock, does not bear dividends, has a liquidation preference up to the purchase price and votes based on the number of common shares into which it is convertible. PTI was incorporated in 1994 and in 1995 established a design center and sales office to pursue opportunities and participate in joint ventures in China. The investment in PTI is accounted for using the equity method due to the Company's significant influence over its operations. In addition, several of the directors of the Company are also directors of PTI, and certain shareholders of the Company are also shareholders of PTI. During the years ended June 30, 1997, 1998 and 1999, the Company sold $39,000, $61,000 and $65,000, respectively, in services to PTI. During the years ended June 30, 1998 and 1999 the Company purchased $61,000 and $72,000 in services from PTI, respectively. At June 30, 1997, 1998 and 1999, $99,000, $846,000 and $2,611,000, respectively, was owed to the Company by PTI for reimbursement of certain administrative expenses incurred by the Company on behalf of PTI and for advances made to PTI by the Company. Advances from the Company to PTI are guaranteed by the individual shareholders of PTI. Condensed financial information of the joint venture at June 30, 1999 is as follows (in thousands):

Total assets                                                                         $ 2,065
Total liabilities                                                                      2,815
Total equity                                                                            (750)

Revenue                                                                              $   531
Cost of revenues                                                                         229
                                                                           ------------------
Gross profit                                                                             302

Expenses                                                                               1,741
                                                                           ------------------
Operating Loss                                                                        (1,439)
Interest and other income/(expense)                                                      (77)
                                                                           ------------------

Net loss                                                                             $(1,516)
                                                                           ==================

5. ACCRUED LIABILITIES

Accrued liabilities consist of (in thousands):

                                                                                      As of June 30,
                                                                            -------------------------------
                                                                                   1999           1998
                                                                               ------------   -------------

Accrued compensation                                                               $  908          $1,059
External sales representative commissions                                             572             636
Other accrued expenses                                                                124             160
                                                                            -------------------------------
                                                                                   $1,604          $1,855
                                                                            ===============================


6. SHAREHOLDERS' EQUITY

In October 1997, the Company completed an initial public offering of 2,000,000 shares of its common stock (selling shareholders sold an additional 500,000 shares in the offering) at a price of $9.00 per share. Concurrent with the offering, 9,225,000 shares of convertible preferred stock were converted, at a 2-for-1 ratio, into 4,612,000 shares of common stock.

PREFERRED STOCK

The number of shares of preferred stock authorized to be issued is 5,000,000. The Board of Directors is authorized to issue the preferred stock from time to time in one or more series and to fix the rights, privileges and restrictions of the shares of such series. As of June 30, 1999, no shares of preferred stock were outstanding.

STOCK OPTION PLANS

Under the Company's 1990 Stock Option Plan and 1995 Stock Option Plans, incentive and nonqualified stock options to purchase up to 3,480,029 shares of common stock have been reserved at June 30, 1999 for issuance to employees, officers, directors, independent contractors and consultants of the Company.

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

Activity in the Company's option plans is summarized below:

                                                                                                     Weighted
                                                                                                     Average
                                                                                                     Exercise
                                                                                      Shares          Price
                                                                                  --------------   ------------
Balance June 30, 1996 (698,956 exercisable at a weighted average
 price of $0.84)                                                                   1,204,969            1.56

     Granted (weighted average fair value
        of $0.94 per share)                                                          488,825            2.48
     Exercised                                                                      (180,700)           0.64
     Canceled                                                                       (316,479)           3.08
                                                                            --------------------------------
Balance June 30, 1997 (698,308 exercisable at a weighted average                   1,196,615            1.70
 price of $1.14)

     Granted (weighted average fair value
        of $2.59 per share)                                                          835,539            6.34
     Exercised                                                                      (299,314)           0.97
     Canceled                                                                       (138,516)           3.33
                                                                            --------------------------------
Balance June 30, 1998 (639,000 exercisable at a weighted average                   1,594,324            4.13
 price of $2.05)
     Granted (weighted average fair value
        of $4.23 per share)                                                        1,292,675            6.21
     Exercised                                                                      (137,904)           2.06
     Canceled                                                                       (826,250)           7.14
                                                                            --------------------------------
Balance, June 30, 1999                                                             1,922,845           $4.40
                                                                            ================================

At June 30, 1999, 658,908 shares were available for future issuance under the option plans.

In fiscal 1997, the Company canceled options to purchase 160,700 shares of common stock with an exercise price of $3.80 per share and issued replacement options with an exercise price of $2.40 per share.

In fiscal 1999, the Company canceled options to purchase 638,975 shares of common stock with exercise prices ranging from $5.25 to $9.63 per share and issued replacement options with an exercise price of $4.80 per share.

Additional information regarding options outstanding as of June 30, 1999 is as follows:

                                     Options Outstanding                   Options Exercisable
                                   -----------------------                 -------------------
                                     Weighted
                                     Average      Weighted                      Weighted
     Range of                       Remaining     Average                        Average
     Exercise          Number      Contractual    Exercise     Number           Exercise
      Prices         Outstanding   Life (Years)    Price     Exercisable          Price
------------------   -----------   ------------   --------   -----------   -------------------
  $0.20 - 1.44          294,597          5.14       $0.96       294,597             $0.96
  $2.40 - 4.00          398,142          7.39        2.97       276,024              2.94
  $4.40 - 4.69          197,250          8.09        4.41        99,324              4.40
      $4.80             610,656          8.72        4.80       165,022              4.80
  $4.88 - 6.75          209,700          9.06        6.25        43,657              6.37
  $7.06 - $12.44        212,500          9.74        8.89         6,293              8.78
----------------------------------------------------------------------------------------------
  $0.20 - 12.44       1,922,845          7.98       $4.40       884,917             $3.00
==============================================================================================

1997 EMPLOYEE STOCK PURCHASE PLAN

In 1997, the Company approved the 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan"), which allows eligible employees of the Company to purchase shares of Common Stock through payroll deductions. A total of 300,000 shares of the Company's Common Stock has been reserved for issuance under the Stock Purchase Plan. The Stock Purchase Plan permits eligible employees to purchase Common Stock at a discount through payroll deductions, during 24-month purchase periods, except that the first purchase period will be 27 months. Each purchase period will be divided into eight consecutive three-month accrual periods, except that the first accrual period will be six months. The price at which stock is purchased under the Stock Purchase Plan is equal to 85% of the fair market value of the Common Stock on the first day of the purchase period or the last day of the accrual period, whichever is lower. The initial purchase period commenced upon the effective date of the Company's initial public offering of Common Stock in October 1997 and will end on January 30, 2000. The maximum number of shares of Common Stock that any employee may purchase under the Stock Purchase Plan during any accrual period is 500 shares. During fiscal year 1998 and 1999, respectively, the Company issued 28,829 and 94,938 shares of common stock under the Stock Purchase Plan at a weighted average price of $7.11 and $4.78 per share, respectively. The weighted average fair value of the fiscal 1998 and 1999 awards was $2.99 and $2.30 per share, respectively.

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

                                                                 1999                    1998                   1997
                                                         ---------------------   --------------------   ---------------------
Expected life                                                   5 years                5 years                 5 years
Risk-free interest rate                                          5.25%                   5.5%                    6.3%
Volatility                                                         83%                    75%                    ---
Dividend yield                                                   0.00%                  0.00%                   0.00%

The following weighted average assumptions are included in the estimated grant date fair value calculations for rights to purchase stock under the Stock Purchase Plan:

                                                                 1999                    1998
                                                         ---------------------   --------------------
Expected life                                                  3 months               3-6 months
Risk-free interest rate                                       4.3-4.7%                   5.5%
Volatility                                                     66%-88%                    76%
Dividend yield                                                   0.00%                  0.00%

PRO FORMA NET INCOME AND EARNINGS PER SHARE

Had the Company amortized to expense the computed fair values of the 1999, 1998 and 1997 awards under the 1990 Stock Option Plan, 1995 Stock Option Plan and Employee Stock Purchase Plan, the Company's pro forma net income and earnings per share for the three fiscal years in the period ended June 30, 1999 would have been as follows:

                                                                   1999           1998           1997
                                                                ----------     ----------     ----------
Pro forma net income                                            $5,734,000     $4,863,000     $1,398,000
Pro forma earnings per share:
    Basic earnings per share                                    $     0.61     $     0.69     $     0.65
    Diluted earnings per share                                  $     0.56     $     0.52     $     0.19

However, the impact of outstanding nonvested stock options granted prior to fiscal 1996 has been excluded from the pro forma calculation; accordingly, the 1997 and 1998 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

7. INCOME TAXES

The provision for income taxes consists of (in thousands):

                                                                                      Fiscal Year Ended June 30,
                                                                              -------------------------------------------
                                                                      1999                   1998                   1997
                                                              --------------------   --------------------   --------------------
Federal:
   Current                                                            $2,774                $2,256                  $ 652
   Deferred                                                              235                   174                    104
                                                           --------------------------------------------------------------------
                                                                       3,009                 2,430                    756
State:
   Current                                                               143                    75                    (5)
   Deferred                                                               43                   (33)                    26
                                                           --------------------------------------------------------------------
                                                                         186                    42                     21
Charge is lieu of taxes attributable to employee
 stock plans                                                             293                   157                    ---

                                                           --------------------------------------------------------------------
Provision for income taxes                                             $3,488                $2,629                  $ 777
                                                           ====================================================================

A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

                                                                                            Fiscal Year Ended June 30,
                                                                                        -----------------------------------
                                                                                1999                1998               1997
                                                                         ------------------   -----------------   ---------------
Tax at federal statutory rate                                                   35.0%               35.0%             35.0%
State income taxes, net of federal benefit                                       1.5                 2.7              (0.3)
Research and development tax credits                                            (2.7)               (2.9)             (7.1)
Other                                                                             .2                (1.1)              5.4
                                                                       ---------------------------------------------------------
Provision for income taxes                                                      34.0 %               33.7%             33.0%
                                                                      ==========================================================

The components of the net deferred tax assets (liabilities) were as follows (in thousands):

                                                                                                         As of June 30,
                                                                                               -----------------------------------
                                                                                                     1999               1998
                                                                                               -----------------   ---------------
Deferred tax assets:
  Accruals and reserves recognized in different periods                                               $ 356             $ 410
  Other                                                                                                  96               113
                                                                                                        452               523
                                                                                              -------------------------------------
Deferred tax liabilities:
  Tax basis depreciation                                                                               (172)             (259)
  Capitalized research and development costs                                                           (404)             (207)
  Other                                                                                                (144)              (47)
                                                                                               -----------------------------------
                                                                                                       (720)             (513)
                                                                                               -----------------------------------
Net deferred tax assets (liabilities)                                                                 $(268)            $  10
                                                                                              =====================================

8. LEASES

The Company leases certain facilities under operating leases through July 2004, with two options to extend for an additional three years each upon termination of the original, and extended, lease term. The future minimum operating lease commitments at June 30, 1999 are as follows (in thousands):


          Fiscal Year:
          2000                                                                                     $  632
          2001                                                                                        700
          2002                                                                                        900
          2003                                                                                        928
          2004                                                                                        957
          2005                                                                                         81
                                                                                        ------------------
                                                                                                   $4,198
                                                                                        ==================

Rent expense for operating leases for the years ended June 30, 1999, 1998 and 1997 was $623,000, $481,000 and $366,000, respectively.

9. CONTINGENCIES

The semiconductor industry is characterized by frequent claims and related litigation regarding patent and other intellectual property rights. The Company settled the only outstanding claim of this nature in fiscal 1999 without material adverse effect on the Company's financial position or results of operations.

10. INDUSTRY AND SEGMENT INFORMATION

In fiscal year 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographical areas and major customers. The Company operates in one reportable segment.

11. MAJOR CUSTOMERS AND GEOGRAPHIC OPERATING INFORMATION

In fiscal 1999 one customer represented 14% of net revenues, and three customers each represented 11% of trade accounts receivable at June 30, 1999. In fiscal 1998, one customer accounted for 11% of net revenues and three customers represented 12%, 11%, and 10% of trade accounts receivable, respectively, at June 30, 1998. In fiscal 1997, two customers accounted for 17% and 14% of net revenues, respectively, and two customers represented 12% and 11% of trade accounts receivable, respectively, at June 30, 1997.


                                                                  Fiscal Year Ended June 30,
                                                                  ---------------------------

                                                           1999                1998               1997
                                                     -----------------   ----------------   -----------------
Net sales to geographic regions:
     United States                                        $31,094            $27,059             $20,895
     Europe                                                 4,784              4,920               3,648
     Asia                                                  23,919             17,219               8,623
                                             -----------------------------------------------------------

Total Net Sales                                           $59,797            $49,198             $33,166
                                             ===========================================================

12. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) tax-deferred savings plan under which eligible employees may elect to have a portion of their salary deferred and contributed to the plan. Employer matching contributions are determined by the Board of Directors and are discretionary. There were no employer matching contributions in fiscal 1999, 1998 or 1997.

                           QUARTERLY FINANCIAL DATA

(Amounts in thousands, except per share data)
(Unaudited)

                                                                     Three Months Ended
                                                                     ------------------

                                       June 30   Mar 31    Dec 31    Sep 30    June 30   Mar 31    Dec 31    Sep 30
                                        1999      1999      1998      1998      1998      1998      1997      1997
                                       -------   -------   -------   -------   -------   -------   -------   -------
Net revenues                           $15,987   $14,754   $14,510   $14,546   $13,314   $12,512   $11,974   $11,398
Cost of revenues                         9,298     8,585     8,634     8,967     7,888     7,418     7,140     6,839
                                    --------------------------------------------------------------------------------
     Gross profit                        6,689     6,169     5,876     5,579     5,426     5,094     4,834     4,559
Operating expenses:
     Research and development            1,601     1,565     1,455     1,355     1,327     1,300     1,269     1,169
     Selling, general and
      administrative                     2,561     2,227     2,292     2,095     1,841     2,005     1,991     1,956
                                    --------------------------------------------------------------------------------
          Total operating expenses       4,162     3,792     3,747     3,450     3,168     3,305     3,260     3,125
                                    --------------------------------------------------------------------------------
Income from operations                   2,527     2,377     2,129     2,129     2,258     1,789     1,574     1,434
Other income (expense), net                264       270       298       266       162       260       223        93
                                    --------------------------------------------------------------------------------
Income before income taxes               2,791     2,647     2,427     2,395     2,420     2,049     1,797     1,527
Provision for income taxes                 949       900       825       814       856       676       593       504
                                    --------------------------------------------------------------------------------
Net income                             $ 1,842   $ 1,747   $ 1,602   $ 1,581   $ 1,564   $ 1,373   $ 1,204   $ 1,023
                                    ================================================================================
Basic earnings per share               $  0.19   $  0.19   $  0.17   $  0.17   $  0.17   $  0.15   $  0.17   $  0.33
                                    ================================================================================
Diluted earnings per share             $  0.18   $  0.17   $  0.16   $  0.16   $  0.16   $  0.14   $  0.13   $  0.12
                                    ================================================================================
Shares used in computing basic
 earnings per share                      9,500     9,414     9,355     9,311     9,204     9,083     6,926     3,122
                                    ================================================================================
Share used in computing diluted
 earnings per share                     10,439    10,516    10,193     9,967    10,040    10,007     9,390     8,210
                                    ================================================================================

COMMON STOCK PRICE RANGE

The Common Stock of the Company began trading publicly on the Nasdaq National Market on October 31, 1997 under the symbol PSEM. Prior to that date, there was no public market for the Common Stock. The Company has not paid cash dividends and has no present plans to do so. It is the policy of the Company to reinvest earnings of the Company to finance expansion of the Company's operations, and the Company does not expect to pay dividends in the foreseeable future. The following table sets forth for the periods indicated the high and low sale prices of the Common Stock on the Nasdaq National Market. As of June 30, 1999 there were over 2,000 holders of record of the Company's Common Stock.

                                                                            High                    Low
                                                                            ----                    ---
Fiscal year ended June 30, 1998:
          Second Quarter (from October 31, 1997)                            $10.38                  $6.13

          Third Quarter                                                      10.50                   6.00

          Fourth Quarter                                                     10.25                   5.88

Fiscal year ended June 30, 1999:

          First Quarter                                                       8.75                   4.32

          Second Quarter                                                     11.81                   4.19

          Third Quarter                                                      14.13                   6.88

          Fourth Quarter                                                     11.63                   6.13

                                            CORPORATION INFORMATION


BOARD OF DIRECTORS                           Alex Chi-Ming Hui                      Chief Executive Officer, President and Chairman
                                                                                    of the Board of Directors

                                             Chi-Hung (John) Hui, Ph.D. (1)         Vice President, Technology and Director
                                             Hau L. Lee, Ph.D. (1)                  Director
                                             Millard (Mel) Phelps (1)               Director
                                             Tay Thiam Song (2)                     Director
                                             Jeffery Young (2)                      Director

EXECUTIVE OFFICERS                           Patrick B Brennan                      Vice President, Finance and Administration
                                             Tat C. Choi, Ph.D.                     Vice President, Design Engineering
                                             Mark Downing                           Vice President, Marketing
                                             John K. Stahl                          Vice President, Sales
                                             Daniel W. Wark                         Vice President, Operations

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
                    (408) 998-4000

CORPORATE           2380 Bering Drive           Tel:   (408) 435-0800
OFFICE              San Jose, California 95131  Fax    (408) 435-1100
                                                Website Address:www.pericom.com

REGISTRAR AND       BankBoston, N.A.
TRANSFER AGENT      c/o BostonEquiserve, L.P.
                    P.O. Box 8040
                    Boston, Massachusetts  02266-8040
                    http://www.EquiServe.com
                    (781) 575-2000

ANNUAL MEETING      The annual meeting of shareholders for Pericom Semiconductor
                    Corporation will be on Tuesday, December 14, 1999, at 3:00
                    P.M., local time at the Company's premises, 2380 Bering
                    Drive, San Jose, California 95131.

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