Form 10-K, Exhibit 13
period 2000-07-01
PERICOM SEMICONDUCTOR CORP
filed 2000-09-29
CIK 1001426

                                                                    EXHIBIT 13.1
                                                                    ------------

     FINANCIAL HIGHLIGHTS

(Dollar and share amounts in thousands, except per share amounts)


                                                  Fiscal Year Ended June 30,
                                            ------------------------------------
                                              2000         1999        Change
                                            --------      -------    -----------

For the year:
     Net revenues                           $ 90,977      $59,797        52.1%
     Operating income                         17,870        9,162        95.0%
     Net income                               13,215        6,772        95.1%

Earnings per share:
     Basic                                  $   0.63      $  0.36        75.0%
     Diluted                                    0.56         0.33        69.7%

At year-end:
     Cash and short-term investments        $140,664      $25,725       446.8%
     Total assets                            180,366       52,925       222.5%
     Shareholders' equity                    164,772       46,380       255.3%
     Book value per share                       6.99         2.26       209.3%

Shares used in computing earnings per share:
     Basic                                    20,906       18,790        11.3%
     Diluted                                  23,578       20,558        14.7%

                            SELECTED FINANCIAL DATA

The following selected financial data of the Company is qualified by reference to and should be read in conjunction with the Financial Statements, including the Notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The Statement of Income Data for each of the years in the three-year period ended June 30, 2000 and the Balance Sheet Data as of June 30, 2000 and 1999 are derived from, and are qualified by reference to, the Financial Statements which are incorporated by reference from the Company's 2000 Annual Report to Shareholders. The Statement of Income Data for the years ended June 30, 1997, and 1996 and the Balance Sheet Data as of June 30, 1998, 1997 and 1996 are derived from audited financial statements not included herein. The selected financial data gives effect to the two-for-one stock split effected on September 8, 2000.

                                                                           Fiscal Year Ended June 30,
                                                     --------------------------------------------------------------------
                                                               2000          1999          1998          1997        1996
                                                           --------       -------       -------       -------     -------
                                                                         (in thousands, except per share data)

Statement of Income Data:

Net revenues                                               $ 90,977       $59,797       $49,198       $33,166     $41,174
Cost of revenues                                             52,540        35,484        29,285        20,986      22,797
                                                     --------------------------------------------------------------------
     Gross profit                                            38,437        24,313        19,913        12,180      18,377
Operating expenses:
     Research and development                                 8,118         5,976         5,065         4,187       4,414
     Selling, general and administrative                     12,449         9,175         7,793         5,989       6,471
                                                     --------------------------------------------------------------------
          Total operating expenses                           20,567        15,151        12,858        10,176      10,885
                                                     --------------------------------------------------------------------
Income from operations                                       17,870         9,162         7,055         2,004       7,492
Other income (expense), net                                   3,263         1,098           738           351         (50)
                                                     --------------------------------------------------------------------
Income before income taxes                                   21,133        10,260         7,793         2,355       7,442
Provision for income taxes                                    7,918         3,488         2,629           777       2,732
                                                     --------------------------------------------------------------------
Net income                                                 $ 13,215       $ 6,772       $ 5,164       $ 1,578     $ 4,710
                                                     ====================================================================
Basic earnings per share                                      $0.63         $0.36         $0.36         $0.36       $1.10
                                                     ====================================================================
Diluted earnings per share                                    $0.56         $0.33         $0.27         $0.11       $0.31
                                                     ====================================================================
Shares used in computing basic earnings per
share (1)                                                    20,906        18,790        14,166         4,330       4,298
                                                     ====================================================================
Shares used in computing diluted earnings per
share (1)                                                    23,578        20,558        18,824        14,632      14,986
                                                     ====================================================================


                                                                                   As of June 30,
                                                     --------------------------------------------------------------------
                                                               2000          1999          1998          1997        1996
                                                           --------       -------       -------       -------     -------
                                                                                  (in thousands)

Balance Sheet Data:

Working capital                                            $153,273       $37,642       $32,751       $12,984     $12,145
Total assets                                                180,366        55,925        47,401        23,581      19,820
Long-term obligations                                           ---           ---           ---           ---         ---
Shareholders' equity                                        164,772        46,380        38,611        16,795      15,095

(1) See Note 1 of Notes to Financial Statements for an explanation of the method used to determine the number of shares used in computing basic and diluted earnings per share.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

This Annual Report includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act if 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any statements regarding projections of earnings, revenues or other financial items; plans and objectives of management for future operations; proposed new products or services; industry, technological or market trends, our ability to address the need for application specific logic products; our ability to respond rapidly to customer needs; expanding product sales; future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to risks and uncertainties, including but not limited to the factors set forth in our Form 10-K under the heading "Risk Factors" and elsewhere in this report. All forward-looking statements and reasons why results may differ included in this Annual Report are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

OVERVIEW

Pericom Semiconductor Corporation was incorporated in June 1990. We completed our first profitable fiscal year on June 30, 1993 and have been profitable in each of our last thirty quarters. We design, manufacture and market high performance digital, analog and mixed-signal integrated circuits used for the transfer, routing, and timing of digital and analog signals within and between computer, networking, data communications and telecommunications systems. Our first volume sales occurred in fiscal 1993 and consisted exclusively of 5-volt 8-bit interface logic circuits. Since then we have expanded our product offering by introducing the following products, among others:

 .    3.3-volt 16-bit logic circuits and 8-bit digital switches in fiscal 1994;

 .    clock generators, 3.3-volt clock synthesizers and buffers, and high-speed interface products for the networking industry in fiscal 1995;

 .    32-bit logic, 16-bit digital switches and Pentium, 56K modem and laser printer clock synthesizers in fiscal 1996;

 .    an analog switch family, mixed-voltage logic and a family of clock generators in fiscal 1997;

 .    a family of advanced 3.3-volt CMOS logic; clock devices for Pentium and
     Pentium II mobile computers; a complete solution for the PC100 memory module standard; and a 3.3-volt bus switch family offering the fastest bus switches on the market in fiscal 1998;

 .    three families of 2.5-volt zero-delay clock drivers for the networking and telecommunications markets; a family of application-specific bus switches and integrated clock generators to support the latest Pentium III and Celeron Intel processors and a complete interface solution for the PC133 memory module standard in fiscal 1999; and

 .    in fiscal 2000 a crossbar switch used to switch large arrays of processors and memories in backplane applications like server clusters, networking, industrial computing and Storage Area Networks; a family of drivers, receivers, and transceivers supporting the "Low Voltage Differential Signaling" interface standard; the "SuperClock" programmable skew clock family targeting networking, telecommunications and Storage Area Network applications; a complete interface solution for the new double data rate
     (DDR) SDRAM memory standard; a family of LVDS cross-point switches to route signals in OC12 networks; and the AVC+ family of high speed interface logic.

As is typical in the semiconductor industry, we expect selling prices for our products to decline over the life of each product. Our ability to increase net revenues is highly dependent upon our ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities sufficient to compensate for the anticipated declines in selling prices of existing products. We seek to increase unit sales volume through increased wafer fabrication capacity allocations from our existing foundries, qualification of new foundries, increased number of die per wafer through die size reductions and improved yields of good die through the implementation of advanced process technologies, but there can be no assurance that we will be successful in these efforts. In fiscal 2000, 1999 and 1998, respectively, approximately 75%, 85%, and 90% of the wafers for our semiconductor products were manufactured by Chartered. We qualified AMS as a wafer supplier in fiscal 1991, NJRC in fiscal 1995, TSMC in fiscal 1997 and Hyundai in 1998.

Declining selling prices will adversely affect gross margins unless we are able to offset such declines with the sale of new higher margin products or achieve commensurate reductions in unit costs. We seek to improve our overall gross margin through the development and introduction of selected new products that we believe will ultimately achieve higher gross margins. A higher gross margin for a new product is typically not achieved until some period after the initial introduction of the product -- after start-up expenses for that product have been incurred and once volume production begins. In general, costs are higher at the introduction of a new product due to the use of a more generalized design schematic, lower economies of scale in the assembly phase and lower die yield. Our ability to decrease unit cost depends on our ability to shrink the die sizes of our products, improve yields, obtain favorable subcontractor pricing, and make in-house test and assembly operations more productive and efficient. There can be no assurance that these efforts, even if successful, will be sufficient to offset declining selling prices.

Revenue from product sales is recognized upon shipment. Estimated costs for exchanges, returns, price protection and other concessions are accrued in the period that sales are recognized. Although we believe that, to date, we have provided adequate allowances for exchanges, returns, price protection and other concessions, and, to date, actual amounts incurred have not differed materially from the allowances, there can be no assurance that actual amounts incurred will not exceed our allowances, particularly in connection with the introduction of new products, enhancements to existing products or price reductions.


RESULTS OF OPERATIONS

The following table sets forth certain statement of income data as a percentage of net revenues for the periods indicated.


                                                    Fiscal Year Ended
                                                         June 30,
                                             2000         1999         1998
                                            -----        -----        -----

Net revenues                                100.0%       100.0%       100.0%
Cost of revenues                             57.8         59.3         59.5
                                       ------------------------------------
  Gross Margin                               42.2         40.7         40.5
Operating expenses:
  Research and development                    8.9         10.0         10.3
  Selling, general and administrative        13.7         15.3         15.9
                                       ------------------------------------
     Total operating expenses                22.6         25.3         26.2
                                       ------------------------------------
Income from operations                       19.6         15.4         14.3
Other income, net                             3.6          1.8          1.5
                                       ------------------------------------
Income before income taxes                   23.2         17.2         15.8
Provision for income taxes                    8.7          5.9          5.3
                                       ------------------------------------
Net income                                   14.5%        11.3%        10.5%
                                       ====================================

COMPARISON OF FISCAL 2000, 1999 AND 1998

NET REVENUES. Net revenues increased 52.1% from $59.8 million in fiscal 1999 to $91.0 million in fiscal 2000. The increase in net revenues resulted from overall strength in the semiconductor industry, continued market acceptance of our existing products and sales of new products in our SiliconSwitch, SiliconClock and SiliconInterface product lines, offset in part by a decline in the weighted average selling price of all products. Net revenues increased 21.5% from $49.2 million in fiscal 1998 to $59.8 million in fiscal 1999. The increase in net revenues was attributable to increased sales volume in our SiliconSwitch and SiliconClock product lines, partially offset by a decrease in the sales volume of the SiliconInterface product line and a decline in the weighted average selling price for all products.

GROSS PROFIT. Gross profit increased 58.1% from $24.3 million in fiscal 1999 to $38.4 million in fiscal 2000. Gross margin increased from 40.7% in fiscal 1999 to 42.2% in fiscal 2000. The increase in gross margin resulted from the introduction and sale of new products at higher gross margins, a shift in mix towards a higher margin product line, and cost reductions achieved through reduced wafer, assembly and test costs. These margin increases were partially offset by decreases in average selling prices in our various product lines. Gross profit increased 22.1% from $19.9 million in fiscal 1998 to $24.3 million in fiscal 1999 and gross margin for the same periods rose slightly from 40.5% to 40.7%. This increase was due to the introduction of higher gross margin new products and ongoing reductions in wafer, assembly and test costs although these improvements were offset to some extent by decreases in average selling prices in our various product lines.

RESEARCH AND DEVELOPMENT. Research and development expenses increased 35.8% from $6.0 million in fiscal 1999 to $8.1 million in fiscal 2000. As a percentage of net revenues, research and development expenses decreased from 10.0% in fiscal 1999 to 8.9% in fiscal 2000. Research and development expenses increased 18.0% from $5.1 million in fiscal 1998 to $6.0 million in fiscal 1999 but decreased slightly as a percentage of net revenues from 10.3% to 10.0%. The increase in absolute dollars in research and development spending in each year was attributable to development costs for new products in each of our product lines and expansion of engineering staff and related infrastructure as we continued our commitment to new product development. We believe that continued investment in research and development is critical to attaining our strategic objectives, and as a result we expect research and development expenses to increase in absolute dollars in future periods.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses consist primarily of personnel and related overhead costs for sales, marketing, finance, human resources and general management. Such costs include advertising, sales materials, sales commissions, and other marketing and promotional expenses. Selling, general and administrative expenses increased 35.7% from $9.2 million in fiscal 1999 to $12.4 million in fiscal 2000 but decreased as a percentage of net revenues from 15.3% to 13.7%. Selling, general and administrative expenses increased 17.7% from $7.8 million in fiscal 1998 to $9.2 million in fiscal 1999 but decreased as a percentage of net revenue from 15.9% to 15.3%. The increase in expense in each year was primarily attributable to increased staffing levels and increases in commissions and other incentives due to sales and profitability growth.

OTHER INCOME, NET. Other income, net includes interest income and expense and our allocated portion of net losses of Pericom Technology, Inc. ("PTI"), a British Virgin Islands corporation based in Shanghai, People's Republic of China. PTI was formed by Pericom and certain Pericom shareholders in 1994 to develop and market semiconductors in China and certain other Asian countries. See Note 4 of Notes to Financial Statements. Other income, net increased from income of $1.1 million in fiscal 1999 to $3.3 million in fiscal 2000. Interest income increased from $1.4 million in fiscal 1999 to $3.6 million in fiscal 2000 primarily as a result of investment of the net proceeds from our follow-on public offering in March 2000. Our share of the net losses of PTI increased from $288,000 in fiscal 1999 to $323,000 in fiscal 2000, excluding $35,000 in goodwill amortization in fiscal 2000. Other income, net increased from income of $738,000 in fiscal 1998 to $1,098,000 in fiscal 1999. Interest income increased from $1.1 million in fiscal 1998 to $1.4 million in fiscal 1999 as a result of investment of the net proceeds from our initial public offering. The proceeds were invested for the full fiscal year in 1999 versus approximately 8 months in fiscal 1998. Our share of the net losses of PTI declined from $345,000 in fiscal 1998 to $288,000 in fiscal 1999.

PROVISION FOR INCOME TAXES. The provision for income taxes was $7,918,000, $3,488,000 and $2,629,000 in fiscal 2000, 1999 and 1998, respectively. In each of these fiscal years, the provision for income taxes differed from the federal statutory rate primarily due to state income taxes and the utilization of research and development tax credits.

LIQUIDITY AND CAPITAL RESOURCES

Prior to our initial public offering in October 1997, we used proceeds from the private sale of equity securities, bank borrowings and internal cash flow to support our operations, acquire capital equipment and finance inventory and accounts receivable growth. Operating activities provided approximately $18.2 million in cash in fiscal 2000, $4.1 million in fiscal 1999 and $3.6 million in fiscal 1998.

Net cash used for investing activities was $5.5 million, $5.3 million and $20.9 million in fiscal 2000, 1999 and 1998, respectively. We made capital expenditures of approximately $4.2 million in fiscal 2000, $3.0 million in fiscal 1999 and $2.9 million in fiscal 1998. We expect to spend approximately $4.0 million in fiscal 2001 to acquire capital equipment, primarily for research and development and manufacturing capacity expansion, and for leasehold improvements associated with facilities needs. We used the $100.9 million net proceeds from our follow-on public offering in March 2000 to purchase short-term money market funds and in fiscal 1998 the initial public offering provided net proceeds of $17.1 million, which was used to purchase short-term investments.

As of June 30, 2000, our principal source of liquidity included cash, cash equivalents and short-term investments of approximately $140.7 million. We believe that cash generated from operations and existing cash balances will be sufficient to fund necessary purchases of capital equipment and to provide working capital at least through the next 12 months. However, there can be no assurance that future events will not require us to seek additional capital sooner or, if so required, that adequate capital will be available at all or on terms acceptable to us.

A portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we may evaluate potential acquisitions of such businesses, products or technologies.

MARKET RISK DISCLOSURE

At June 30, 2000, our investment portfolio consisted of fixed income securities, excluding those classified as cash equivalents, of $16.5 million (see Note 1 of Notes to Financial Statements). These securities are subject to interest rate risk and will decline in value if market interest rates increase. For example, if market interest rates were to increase immediately and uniformly by 10% from levels as of June 30, 2000, the decline in the fair value of the portfolio would not have a material effect on our results of operations over the next fiscal year. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk.

YEAR 2000 DISCLOSURE

The date is now past January 1, 2000 and we have not experienced any immediate adverse impact from the transition to the year 2000. However, we cannot provide assurance that our suppliers and customers have not or will not be affected in a manner that is not yet apparent. We use software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. This failure may involve significant time and expense, and uncorrected problems could seriously harm our business. In addition, the potential failure of our customers to ensure that their operations are year 2000 compliant could have an adverse effect on them, which in turn could limit their ability to use our products and services or process our invoices in a timely manner. Furthermore, customers or potential customers may delay purchasing our products and services to the extent such customers or potential customers are required to devote resources to resolving the year 2000 problem. Therefore, we will continue to monitor year 2000 compliance and the year 2000 compliance of our suppliers and customers.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Pericom Semiconductor Corporation:

We have audited the accompanying balance sheets of Pericom Semiconductor Corporation as of June 30, 2000 and 1999, and the related statements of income, shareholders' equity and comprehensive income, and of cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Pericom Semiconductor Corporation at June 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP

San Jose, California
July 25, 2000 (September 8, 2000 as to the third paragraph of Note 1)

                       PERICOM SEMICONDUCTOR CORPORATION

                                BALANCE SHEETS

                       (In thousands, except share data)

                                                                          June 30,
                                                                 ---------------------------
                                                                         2000          1999
                                                                     --------       -------
                            ASSETS
Current assets:
      Cash and cash equivalents                                      $124,115       $ 8,328
      Short-term investments                                           16,549        17,397
      Accounts receivable:
            Trade (net of allowances of $3,343 and $2,570)             12,012         9,719
            Other                                                         377           346
      Inventories                                                      13,166         9,835
      Prepaid expenses and other current assets                           209           582
      Deferred income taxes                                             1,099           356
                                                               ----------------------------
                  Total current assets                                167,527        46,563
Property and equipment--net                                             8,246         6,509
Investment in and advances to joint venture                             4,287         2,611
Other assets                                                              306           242
                                                               ----------------------------
                  Total                                              $180,366       $55,925
                                                               ============================

           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Accounts payable                                               $  8,983       $ 7,295
      Accrued liabilities                                               3,561         1,604
      Income taxes payable                                              1,710            22
                                                               ----------------------------
                  Total current liabilities                            14,254         8,921
Commitments and contingencies (Notes 8 and 9)
Deferred income taxes                                                   1,340           624
Shareholders' equity:
      Preferred stock, 5,000,000 shares authorized; none
       issued And outstanding                                             ---           ---
                   Common stock, 60,000,000 shares authorized;
      Shares outstanding: 2000, 24,493,994; 1999,
       19,038,482                                                     130,834        25,600
      Accumulated other comprehensive loss                                (90)          (33)
      Retained earnings                                                34,028        20,813
                                                               ----------------------------
                  Total shareholders' equity                          164,772        46,380
                                                               ----------------------------
                  Total                                              $180,366       $55,925
                                                               ============================


                      See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION

                              STATEMENTS OF INCOME

                    (In thousands, except per share amounts)



                                                                    Years Ended June 30,
                                                      -------------------------------------------------
                                                                  2000            1999            1998
                                                               -------         -------         -------
Net revenues                                                   $90,977         $59,797         $49,198
Cost of revenues                                                52,540          35,484          29,285
                                                    --------------------------------------------------
  Gross profit                                                  38,437          24,313          19,913
Operating expenses:
  Research and development                                       8,118           5,976           5,065
  Selling, general and administrative                           12,449           9,175           7,793
                                                    --------------------------------------------------
     Total                                                      20,567          15,151          12,858
                                                    --------------------------------------------------
Income from operations                                          17,870           9,162           7,055
Equity in net loss/goodwill amortization of joint                 (358)           (288)           (345)
 venture
Interest income                                                  3,621           1,386           1,083
                                                    --------------------------------------------------
Income before income taxes                                      21,133          10,260           7,793
Provision  for income taxes                                      7,918           3,488           2,629
                                                    --------------------------------------------------
Net income                                                     $13,215         $ 6,772         $ 5,164
                                                    ==================================================
Basic earnings per share                                       $  0.63         $  0.36         $  0.36
                                                    ==================================================
Diluted earnings per share                                     $  0.56         $  0.33         $  0.27
                                                    ==================================================
Shares used in computing basic earnings per share               20,906          18,790          14,166
                                                    ==================================================
Shares used in computing diluted earnings per share             23,578          20,558          18,824
                                                    ==================================================


                       See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION

          STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                (In thousands)

                                                                                       Accumulated
                                                                                          Other           Total
                                     Preferred Stock        Common Stock    Retained  Comprehensive    Shareholders'  Comprehensive
                                    ------------------    ----------------
                                     Shares    Amount     Shares   Amount   Earnings      (Loss)          Equity          Income
                                    --------  --------    ------  --------  --------      ------          ------          ------
BALANCES, June 30, 1997               9,225    $ 7,717     4,692  $    201   $ 8,877         ---        $ 16,795
Net income and
 comprehensive income                   ---        ---       ---       ---     5,164         ---           5,164            $ 5,164
                                                                                                                       ============
Initial public offering of
 common stock, net of
 issuance  costs of $740                ---        ---     4,000    16,000       ---         ---          16,000
Conversion of
 preferred stock to common stock     (9,225)    (7,717)    9,225     7,717       ---         ---             ---
Issuance of common stock under
 employee stock plans                   ---        ---       655       495       ---         ---             495
Tax benefit resulting from
 stock option transactions              ---        ---       ---       157       ---         ---             157
                                  -------------------------------------------------------------------------------------------------
BALANCES, June 30,  1998                ---        ---    18,572    24,570    14,041         ---          38,611
Net income                              ---        ---       ---       ---     6,772         ---           6,772            $ 6,772
Unrealized gain/(loss) on
 investments                            ---        ---       ---       ---       ---         (33)            (33)               (33)
                                                                                                                       ------------
Comprehensive Income                    ---        ---       ---       ---       ---         ---             ---            $ 6,739
                                                                                                                       ============
Issuance of common stock under
 employee stock plans                   ---        ---       466       737       ---         ---             737
Tax benefit resulting from
 stock option transactions              ---        ---       ---       293       ---         ---             293
                                  -------------------------------------------------------------------------------------------------
BALANCES, June 30, 1999                 ---        ---    19,038    25,600    20,813         (33)         46,380
Net income                              ---        ---       ---       ---    13,215                      13,215            $13,215
Unrealized gain/(loss) on
 investments                            ---        ---       ---       ---       ---         (57)            (57)               (57)
                                                                                                                       ------------
Comprehensive Income                    ---        ---       ---       ---       ---         ---             ---            $13,158
                                                                                                                       ============
Issuance of common stock                ---       ---
In secondary offering net of
 issuance costs of  $427                                   4,400   100,949       ---         ---         100,949
Issuance of common stock under
 employee stock plans                   ---        ---     1,056     2,200       ---         ---           2,200
Tax benefit resulting from
 stock option transactions              ---        ---       ---     2,085       ---         ---           2,085
                                  -------------------------------------------------------------------------------------------------
BALANCES, June 30, 2000                 ---        ---    24,494  $130,834   $34,028        $(90)       $164,772
                                  =================================================================================================

                      See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION

                           STATEMENTS OF CASH FLOWS

                                (In thousands)

                                                                               Years Ended June 30,
                                                                          -------------------------------
                                                                          2000          1999         1998
                                                                          ----          ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                              $ 13,215      $  6,772     $  5,164
Adjustments to reconcile net income to net cash provided by
  (used for) operating activities:
    Depreciation and amortization                                          2,470         1,601        1,144
          Loss on disposal of assets                                           2           ---           10
    Equity in net loss/Goodwill amortization of joint venture                358           288          345
    Deferred income taxes                                                    (27)          278          141
    Changes in assets and liabilities:
       Accounts receivable                                                (2,324)       (4,435)      (2,284)
       Inventories                                                        (3,331)         (918)      (2,735)
       Prepaid expenses and other current assets                             372          (429)          (4)
       Accounts payable                                                    1,688         1,178        1,133
       Accrued liabilities                                                 1,958          (252)         652
       Income taxes payable                                                3,773            (3)          64
                                                                       ------------------------------------
          Net cash provided by operating activities                       18,154         4,080        3,630
                                                                       ------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to property and equipment                                   (4,209)       (2,988)      (2,857)
    Purchase of short-term investments                                    (6,209)      (13,054)     (25,203)
    Maturities of short-term investments                                   7,000        12,682        8,145
    (Increase) decrease in other assets                                      (64)          (49)        (260)
    Advances to and investments in investee                               (2,034)       (1,853)        (747)
    Proceeds from sale of property and equipment                             ---           ---            4
                                                                       ------------------------------------
          Net cash used for investing activities                          (5,516)       (5,262)     (20,918)
                                                                       ------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of common stock, net of issuance costs                       103,149           737       16,495
                                                                       ------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                            115,787          (445)        (793)
CASH AND CASH EQUIVALENTS:
    Beginning of period                                                    8,328         8,773        9,566
                                                                       ------------------------------------
    End of period                                                       $124,115      $  8,328     $  8,773
                                                                       ====================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Cash paid during the period for:
    Income taxes                                                        $  4,171      $  3,210     $  2,381
                                                                       ------------------------------------
SUPPLEMENTAL NONCASH FINANCING ACTIVITIES:
  Tax benefit from stock option transactions                            $  2,085      $    293     $    157
                                                                       ====================================

                      See notes to financial statements.

                       PERICOM SEMICONDUCTOR CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                FISCAL YEARS ENDED JUNE 30, 2000, 1999 AND 1998

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Pericom Semiconductor Corporation (the "Company") was incorporated in June 1990. The Company designs, manufactures and markets high performance digital, analog and mixed-signal integrated circuits used for the transfer, routing, and timing of digital and analog signals within and between computer, networking, datacom and telecom systems.

FINANCIAL STATEMENT ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION -- All share amounts and per share calculations in the accompanying financial statements give effect to the two-for-one stock split effected on September 8, 2000.

CASH EQUIVALENTS -- The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. The recorded carrying amounts of the Company's cash and cash equivalents approximate their fair market value.

SHORT-TERM INVESTMENTS -- The Company's policy is to invest in short-term instruments with investment grade credit ratings. Generally, such investments have contractual maturities of up to three years. The Company classifies its short-term investments as "available-for-sale" securities and the cost of securities sold is based on the specific identification method. At June 30, 2000 short-term investments, and any difference between the fair market value and the underlying cost of such investments, consisted of the following:

                                                          Gross                 Gross
                                     Amortized          Unrealized            Unrealized             Market
                                        Cost              Gains                 Losses               Value
                                  ----------------  ------------------  ----------------------  ----------------

Corporate bonds and notes              $ 9,427,000             $   ---              $(101,000)       $ 9,326,000
U.S. government securities               4,012,000              11,000                    ---          4,023,000
Equities                                   500,000                 ---                    ---            500,000
Certificates of deposit                  2,700,000                 ---                    ---          2,700,000
                                --------------------------------------------------------------------------------
                                       $16,639,000             $11,000              $(101,000)       $16,549,000
                                ================================================================================

INVENTORIES are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT are stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of three to five years.

INVESTMENT IN JOINT VENTURE is accounted for using the equity method. The difference between the carrying value and the underlying equity in net assets of the investment is being amortized over five years (see Note 4).

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

REVENUE RECOGNITION -- Revenue from product sales is recognized upon shipment. Estimated costs for sales returns, price protection, stock rotation and other allowances are accrued in the period that sales are recognized. Domestic distributors are permitted a return allowance of up to 10% of their net purchases every six months. Revenue from design services, included in net revenues, is recognized on the completion of project milestones set forth in the related agreements.

FISCAL PERIOD -- The Company's fiscal years in the accompanying financial statements have been shown as ending on June 30. Fiscal years 2000, 1999, and 1998 ended on July 1, 2000, July 3, 1999 and June 27, 1998, respectively. Fiscal 2000 and fiscal 1998 each included 52 weeks and fiscal 1999 included 53 weeks.

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

COMPREHENSIVE INCOME -- In fiscal year 1999, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires an enterprise to report, by major components and as a single total, the change in net assets during the period from nonowner sources. Comprehensive income for the years ended June 30, 2000, 1999 and 1998 has been disclosed within the statement of shareholders' equity and comprehensive income.

RECENTLY ISSUED ACCOUNTING STANDARDS -- In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued which defines derivatives, requires all derivatives be carried at fair value, and provides for hedging accounting when certain conditions are met. This statement, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not believe adoption of this statement will have a material impact on the Company's financial statements.

In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." This bulletin summarizes certain interpretations and practices followed by the Division of Corporation Finance and Office of the Chief Accountant of the SEC in administering the disclosure requirements of the Federal securities laws in applying generally accepted accounting principles to revenue recognition in financial statements. Application of the accounting and disclosures desired in the bulletin is required in the fourth quarter of fiscal 2001. Although the Company has not fully assessed the implications of SAB No. 101, management does not believe adoption of this bulletin will have significant impact on the Company's consolidated financial position, results of operations or cash flows.

In March 2000, the FASB issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB

Opinion No. 25." FIN 44 clarifies the application of APB Opinion No. 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. The Company is currently evaluating FIN 44 and does not expect that the pronouncement will have a material effect on its financial position , results of operations or cash flows.

RECLASSIFICATIONS -- Certain items in the 1999 and 1998 financial statements have been reclassified to conform with the 2000 presentation. Such reclassifications had no impact on net income or shareholders' equity.

EARNINGS PER SHARE -- Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Basic and diluted earnings per share for each of the three years in the period ended June 30, 2000 are as follows:

                                                                                                Years Ended June 30,
                                                                                  -----------------------------------------------
                                                                                            2000            1999            1998
                                                                                           ------          ------          ------
          Net income                                                                      $13,215         $ 6,772         $ 5,164
                                                                                  ===============================================
          Computation of common shares outstanding - basic earnings per share:
                    Weighted average common stock                                          20,906          18,790          14,166
                                                                                  ===============================================


          Basic earnings per share                                                        $  0.63         $  0.36         $  0.36
                                                                                  ===============================================

          Computation of common shares outstanding - diluted earnings per share:

                    Weighted average common stock                                           20,906          18,790          14,166
                    Weighted average preferred shares                                          ---             ---           3,144
                    Dilutive options using the treasury stock method                         2,672           1,768           1,514
                                                                                  ------------------------------------------------
          Shares used in computing diluted earnings per share                               23,578          20,558          18,824
                                                                                  ================================================

          Diluted earnings per share                                                       $  0.56         $  0.33         $  0.27
                                                                                  ================================================

Options to purchase 236,472 shares of Common stock at prices ranging from $15.50 to $35.00 and options to purchase 448,000 shares of Common Stock at prices ranging from $4.07 to $4.82 were outstanding as of June 30, 2000 and June 30, 1998, respectively, but not included in the computation of diluted net income per share because the options' exercise prices were greater that the average market price of the common shares as of such dates and therefore, would be anti-dilutive under the treasury stock method. There were no anti-dilutive options at June 30, 1999.

2. INVENTORIES

Inventories consist of (in thousands):
                                                    As of June 30,
                                            -----------------------------
                                                   2000          1999
                                                  ------        ------

          Finished goods                         $ 4,403        $2,620
          Work-in-process                          6,285         5,972
          Raw materials                            2,478         1,243
                                            -----------------------------
                                                 $13,166        $9,835
                                            =============================

3. PROPERTY AND EQUIPMENT

Property and equipment consist of (in thousands):
                                                               As of June 30,
                                                             ----------------
                                                                2000     1999
                                                             -------  -------
          Machinery and equipment                            $ 8,788  $ 5,705
          Computer equipment and software                      5,720    3,631
          Furniture and fixtures                                 451      413
          Leasehold improvements                                 398      332
          Construction-in-progress                               246    1,383
                                                             ----------------
          Total                                               15,603   11,464
          Accumulated depreciation and amortization           (7,357)  (4,955)
                                                             ----------------
          Property and equipment - net                       $ 8,246  $ 6,509
                                                             ================

Construction-in-progress is primarily leasehold improvements in process, and machinery and equipment that has not been accepted.

4. INVESTMENT IN JOINT VENTURE

In fiscal 1994, the Company purchased 1,500,000 shares of Series A Convertible Preferred Stock issued by Pericom Technology, Inc. ("PTI") for $750,000 (an 18.4% equity investment at the time). Such preferred stock is convertible at the option of the Company into 1,500,000 shares of PTI common stock, does not bear dividends, has a liquidation preference up to the purchase price and votes based on the number of common shares into which it is convertible. In fiscal 2000, the Company purchased an additional 909,090 shares of Series B Convertible Preferred Stock for $1 million and converted $3.5 million in debt to purchase an additional 3,181,818 shares of Series B Convertible Preferred Stock. The Series B issue has liquidation preference over all other classes of stock. With the fiscal 2000 additional investment, the Company now has a 43.3% equity investment in PTI. After the additional investment there was approximately a $1.7 million difference between the carrying value and the underlying equity in net assets of the investment which is being amortized over five years. Amortization expense was approximately $35,000 for the year ended June 30, 2000. The investment in PTI is accounted for using the equity method due to the Company's significant influence over its operations. In addition, several of the directors of the Company are also directors of PTI, and certain shareholders of the Company are also shareholders of PTI. PTI was incorporated in 1994 and in 1995 established a design center and sales office to pursue opportunities and participate in joint ventures in China. During the years ended June 30, 1998, 1999 and 2000, the Company sold $61,000, $65,000 and $29,000 respectively, in services to PTI. During the years ended June 30, 1998, 1999 and 2000, the Company purchased $61,000, $72,000 and $890,000 in services from PTI, respectively. In fiscal 2000 the Company began purchasing test and other manufacturing services from PTI. At June 30, 1998, 1999 and 2000, $846,000, $2,611,000 and $233,000 respectively, was owed to the Company by PTI for reimbursement of certain administrative expenses incurred by the Company on behalf of PTI and for advances made to PTI by the Company. Condensed financial information of the joint venture at June 30, 2000 and June 30, 1999 is as follows (in thousands):

                                                               2000     1999
                                                             -------  -------
          Total assets                                       $ 3,926  $ 2,065
          Total liabilities                                      285    2,815
          Total equity                                         3,641     (750)

          Revenue                                            $ 1,105  $   531
          Cost of revenues                                       609      229
                                                             ----------------
          Gross profit                                           496      302

          Expenses                                             1,649    1,741
                                                             ----------------
          Operating Loss                                      (1,153)  (1,439)
          Interest and other income/(expense)                    (27)     (77)
                                                             ----------------
          Net loss                                           $(1,180) $(1,516)
                                                             ================

5.   ACCRUED LIABILITIES

Accrued liabilities consist of (in thousands):

                                                       As of June 30,
                                                   ----------------------
                                                      2000        1999
                                                      ----        ----
Accrued compensation                                 $2,066      $  908
External sales representative commissions               975         572
Other accrued expenses                                  520         124
                                                     ------------------
                                                     $3,561      $1,604
                                                     ==================

6.   SHAREHOLDERS' EQUITY

In October 1997, the Company completed an initial public offering of 4,000,000 shares of its common stock (selling shareholders sold an additional 1,000,000 shares in the offering) at a price of $4.50 per share. Concurrent with the offering, 9,225,000 shares of convertible preferred stock were converted into 9,225,000 shares of common stock. In March 2000, the Company completed a secondary public offering of 4,400,000 shares of its common stock at a price of $24.25 per share.

PREFERRED STOCK

The number of shares of preferred stock authorized to be issued is 5,000,000. The Board of Directors is authorized to issue the preferred stock from time to time in one or more series and to fix the rights, privileges and restrictions of the shares of such series. As of June 30, 2000, no shares of preferred stock were outstanding.

STOCK OPTION PLANS

Under the Company's 1990 Stock Option Plan and 1995 Stock Option Plans, incentive and nonqualified stock options to purchase up to 5,222,706 shares of common stock have been reserved at June 30, 2000 for issuance to employees, officers, directors, independent contractors and consultants of the Company.

The options may be granted at not less than the fair value and not less than 85% of the fair value on grant date for incentive stock options and nonqualified stock options, respectively. Options vest over periods of up to 48 months as determined by the Board of Directors. Options granted under the Plans expire 10 years from grant date.

Activity in the Company's option plans is summarized below:

                                                                                                   Weighted
                                                                                                   Average
                                                                                                   Exercise
                                                                                  Shares            Price
                                                                                  ------            -----
Balance June 30, 1997 (1,396,616 exercisable at a weighted
average price of $0.57)                                                          2,393,230         $ 0.85
   Granted (weighted average fair value of $1.30 per share)                      1,671,078           3.17
   Exercised                                                                      (598,628)          0.49
   Canceled                                                                       (277,032)          1.67

Balance June 30, 1998 (1,278,000 exercisable at a weighted                       3,188,648           2.07
average price of $1.03)
   Granted (weighted average fair value of $2.12 per share)                      2,585,350           3.11
   Exercised                                                                      (275,808)          1.03
   Canceled                                                                     (1,652,500)          3.57
                                                                               --------------------------
Balance, June 30, 1999 (1,769,834 exercisable at a weighted                      3,845,690           2.20
average price of $1.50)
   Granted (weighted average fair value of $14.09 per share)                     1,805,000          16.33
   Exercised                                                                      (836,154)          1.94
   Canceled                                                                       (287,672)          4.37
                                                                               --------------------------
Balance, June 30, 2000                                                           4,526,864         $ 7.76
                                                                               ============================

At June 30, 2000, 695,842 shares were available for future issuance under the option plans.

In fiscal 1999, the Company canceled options to purchase 1,277,950 shares of common stock with exercise prices ranging from $2.63 to $4.82 per share and issued replacement options with an exercise price of $2.40 per share.

Additional information regarding options outstanding as of June 30, 2000 is as follows:

                                           Options Outstanding                                Options Exercisable
                                           -------------------                                -------------------
                                                Weighted
                                                 Average             Weighted                                  Weighted
     Range of                                   Remaining             Average                                  Average
     Exercise              Number              Contractual           Exercise             Number               Exercise
      Prices            Outstanding           Life (Years)             Price            Exercisable             Price
      ------            -----------           ------------             -----            -----------             -----
   $0.10 -  2.00          884,752                5.19                 $ 0.97              805,906              $ 0.91
   $2.20 -  2.20          380,000                7.06                   2.20              285,210                2.20
   $2.28 -  2.40          910,466                7.77                   2.40              402,938                2.40
   $2.44 -  5.25          877,122                8.49                   3.97              310,720                3.80
   $5.50 - 20.85          771,024                9.40                  11.71               67,518                9.35
  $20.94 - 35.00          703,500                9.86                  26.63               14,356               24.02
-----------------------------------------------------------------------------------------------------------------------------
   $0.10 - 35.00        4,526,864                7.95                 $ 7.76            1,886,648              $ 2.38
=============================================================================================================================


1997 EMPLOYEE STOCK PURCHASE PLAN

In 1997, the Company approved the 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan"), which allows eligible employees of the Company to purchase shares of Common Stock through payroll deductions. A total of 600,000 shares of the Company's Common Stock has been reserved for issuance under the Stock Purchase Plan. The Stock Purchase Plan permits eligible employees to purchase Common Stock at a discount through payroll deductions, during 24-month purchase periods, except that the first purchase period will be 27 months. Each purchase period will be divided into eight consecutive three-month accrual periods, except that the first accrual period will be six months. The price at which stock is purchased under the Stock Purchase Plan is equal to 85% of the fair market value of the Common Stock on the first day of the purchase period or the last day of the accrual period, whichever is lower. The initial purchase period commenced upon the effective date of the Company's initial public offering of Common Stock in October 1997 and ended on January 30, 2000. The maximum number of shares of Common Stock that any employee may purchase under the Stock Purchase Plan during any accrual period is 1,000 shares. During fiscal year 2000, 1999 and 1998, respectively, the Company issued 219,358, 189,876 and 57,658 shares of common stock under the Stock Purchase Plan at a weighted average price of $2.63, $2.39 and $3.56, respectively. The weighted average fair value of the fiscal 2000, 1999, and 1998 awards for each year was $2.21, $1.15 and $1.50 per share.

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

                                        2000         1999         1998
                                        ----         ----         ----
     Expected life                     5 years      5 years     5 years
     Risk-free interest rate             6.21%        5.25%        5.5%
     Volatility                            91%          83%         75%
     Dividend yield                      0.00%        0.00%       0.00%

The following weighted average assumptions are included in the estimated grant date fair value calculations for rights to purchase stock under the Stock Purchase Plan:

                                        2000         1999         1998
                                        ----         ----         ----
     Expected life                    3 months    3 months     3-6 months
     Risk-free interest rate          4.7-5.8%    4.3-4.7%           5.5%
     Volatility                        66%-99%     66%-88%            76%
     Dividend yield                      0.00%       0.00%          0.00%

PRO FORMA NET INCOME AND EARNINGS PER SHARE

Had the Company amortized to expense the computed fair values of the 2000, 1999 and 1998 awards under the 1990 Stock Option Plan, 1995 Stock Option Plan and 1997 Employee Stock Purchase Plan, the Company's pro forma net income and earnings per share for the three fiscal years in the period ended June 30, 2000 would have been as follows:

                                            2000         1999         1998
                                            ----         ----         ----
     Pro forma net income               $11,297,000   $5,734,000   $4,863,000

     Pro forma earnings per share:
       Basic earnings per share         $      0.54   $     0.31   $     0.34
       Diluted earnings per share       $      0.48   $     0.28   $     0.26

However, the impact of outstanding nonvested stock options granted prior to fiscal 1996 has been excluded from the pro forma calculation; accordingly, the 1998 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

7.   INCOME TAXES

The provision for income taxes consists of (in thousands):

                                                               Fiscal Year Ended June 30,
                                                               --------------------------
                                                             2000         1999         1998
                                                             ----         ----         ----
     Federal:
        Current                                            $5,428       $2,774       $2,256
        Deferred                                             (116)         235          174
                                                         ----------------------------------
                                                           $5,312        3,009        2,430
     State:
        Current                                               432          143           75
        Deferred                                               89           43          (33)
                                                         ----------------------------------
                                                              521          186           42
     Charge in lieu of taxes attributable to
     employee stock plans                                   2,085          293          157
                                                         ----------------------------------
     Provision for income taxes                            $7,918       $3,488       $2,629
                                                         ==================================

A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

                                                               Fiscal Year Ended June 30,
                                                               --------------------------
                                                             2000         1999         1998
                                                             ----         ----         ----
Tax at federal statutory rate                               35.0%        35.0%        35.0%
State income taxes, net of federal benefit                   2.9          1.5          2.7
Research and development tax credits                        (2.1)        (2.7)        (2.9)
Other                                                        1.7           .2         (1.1)
                                                           -------------------------------
Provision for income taxes                                  37.5%        34.0%        33.7%
                                                           ===============================

The components of the net deferred tax assets (liabilities) were as follows (in thousands):

                                                                As of June 30,
                                                                --------------
                                                               2000       1999
                                                              ------     ------
Deferred tax assets:
  Accruals and reserves recognized in different periods      $   428      $ 356
  Other                                                          671         96
                                                             ------------------
                                                               1,099        452
                                                             ------------------
Deferred tax liabilities:
  Basis difference in fixed assets                            (1,351)      (576)
  Other                                                           11       (144)
                                                             ------------------
                                                              (1,340)      (720)
                                                             ------------------
Net deferred tax assets (liabilities)                        $  (241)     $(268)
                                                             ==================


8.   LEASES

The Company leases certain facilities under operating leases through July 2004, with two consecutive options to extend for an additional three years each upon termination of the original lease term. The future minimum operating lease commitments at June 30, 2000 are as follows (in thousands):


          Fiscal Year:
            2001                                      $  806
            2002                                       1,011
            2003                                       1,044
            2004                                       1,076
            2005                                          91
                                                ------------
                                                      $4,028
                                                ============

Rent expense for operating leases for the years ended June 30, 2000, 1999 and 1998 was $1,081,000, $623,000 and $481,000, respectively.

9.   CONTINGENCIES

The semiconductor industry is characterized by frequent claims and related litigation regarding patent and other intellectual property rights. The Company settled an outstanding claim of this nature in fiscal 1999 without material adverse effect on the Company's financial position or results of operations.

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

11.  MAJOR CUSTOMERS AND GEOGRAPHIC OPERATING INFORMATION

In fiscal 2000 one end customer who purchases through distribution and contract manufacturing channels represented 14% of net revenues, and one distributor who sells to multiple end customers represented 11% of net revenues. At June 30, 2000 three customers represented 14%, 11% and 11%, respectively, of trade accounts receivable. In fiscal 1999 one customer represented 14% of net revenues, and three customers each represented 11% of trade accounts receivable at June 30, 1999. In fiscal 1998, one customer accounted for 11% of net revenues and three customers represented 12%, 11%, and 10% of trade accounts receivable, respectively, at June 30, 1998


                                                  Fiscal Year Ended June 30,
                                                  --------------------------
                                                 2000        1999         1998
                                                 ----        ----         ----
Net sales to geographic regions:
     United States                             $48,850     $31,094      $27,059
     Europe                                      7,852       4,784        4,920
     Asia                                       34,275      23,919       17,219
                                             ----------------------------------

Total Net Sales                                $90,977     $59,797      $49,198
                                             ==================================

12.  EMPLOYEE BENEFIT PLAN

The Company has a 401(k) tax-deferred savings plan under which eligible employees may elect to have a portion of their salary deferred and contributed to the plan. Employer matching contributions are determined by the Board of Directors and are discretionary. There were no employer matching contributions in fiscal 2000, 1999 or 1998.

                                   * * * * *

                           QUARTERLY FINANCIAL DATA

(Amounts in thousands, except per share data)
(Unaudited)

                                                                Three Months Ended
                                                                ------------------
                                       June 30  Mar 31   Dec 31   Sep 30   June 30  Mar 31   Dec 31   Sep 30
                                        2000     2000     1999     1999     1999     1999     1998     1998
                                        ----     ----     ----     ----     ----     ----     ----     ----
Net revenues                          $30,310  $23,033  $20,009  $17,625  $15,987  $14,754  $14,510  $14,546
Cost of revenues                       17,432   13,294   11,581   10,233    9,298    8,585    8,634    8,967
                                    ------------------------------------------------------------------------
     Gross profit                      12,878    9,739    8,428    7,392    6,689    6,169    5,876    5,579
Operating expenses:
     Research and development           2,492    2,133    1,874    1,619    1,601    1,565    1,455    1,355
     Selling, general and
      administrative                    3,946    3,230    2,768    2,504    2,561    2,227    2,292    2,095
                                    ------------------------------------------------------------------------
          Total operating expenses      6,438    5,363    4,642    4,123    4,162    3,792    3,747    3,450
                                    ------------------------------------------------------------------------
Income from operations                  6,440    4,376    3,786    3,269    2,527    2,377    2,129    2,129
Other income, net                       1,979      704      303      277      264      270      298      266
                                    ------------------------------------------------------------------------
Income before income taxes              8,419    5,080    4,089    3,546    2,791    2,647    2,427    2,395
Provision for income taxes              3,199    1,829    1,472    1,419      949      900      825      814
                                    ------------------------------------------------------------------------
Net income                            $ 5,220  $ 3,251  $ 2,617  $ 2,127  $ 1,842  $ 1,747  $ 1,602  $ 1,581
                                    ========================================================================
Basic earnings per share              $  0.21  $  0.16  $  0.13  $  0.11  $  0.10  $  0.09  $  0.09  $  0.08
                                    ========================================================================
Diluted earnings per share            $  0.19  $  0.14  $  0.12  $  0.10  $  0.09  $  0.08  $  0.08  $  0.08
                                    ========================================================================
Shares used in computing basic
 earnings Per share                    24,398   20,570   19,430   19,222   19,000   18,828   18,710   18,622
                                    ========================================================================
Share used in computing diluted
 earnings Per share                    27,162   23,450   22,056   21,640   20,878   21,032   20,386   19,934
                                    ========================================================================

COMMON STOCK PRICE RANGE

The Common Stock of the Company began trading publicly on the Nasdaq National Market on October 31, 1997 under the symbol PSEM. Prior to that date, there was no public market for the Common Stock. The Company has not paid cash dividends and has no present plans to do so. It is the policy of the Company to reinvest earnings of the Company to finance expansion of the Company's operations, and the Company does not expect to pay dividends in the foreseeable future. The following table sets forth for the periods indicated the high and low sale prices of the Common Stock on the Nasdaq National Market. As of June 30, 2000 there were approximately 7,200 holders of record of the Company's Common Stock.

                                                          High           Low
                                                          ----           ---

Fiscal year ended June 30, 1998:
     Second Quarter (from October 31, 1997)              $ 5.19         $ 3.07

     Third Quarter                                         5.25           3.00

     Fourth Quarter                                        5.13           2.94

Fiscal year ended June 30, 1999:
     First Quarter                                         4.38           2.16

     Second Quarter                                        5.91           2.10

     Third Quarter                                         7.07           3.44

     Fourth Quarter                                        5.82           3.07

Fiscal year ended June 30, 2000:
     First Quarter                                         8.82           5.57

     Second Quarter                                       15.00           6.38

     Third Quarter                                        28.63          11.88

     Fourth Quarter                                       40.94          13.63

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
                  http://www.EquiServe.com
                  (781) 575-2000

ANNUAL MEETING    The annual meeting of shareholders for Pericom Semiconductor
                  Corporation will be on Thursday, December 14, 2000, at 3:00
                  P.M., local time at the Company's premises, 2380 Bering
                  Drive, San Jose, California 95131.

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